As filed with the Securities and Exchange Commission on March 14, 1996 Registration No. 33-_______________

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC MUTUAL LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC MUTUAL LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Address of Depositor's Principal Executive Office)

Diane N. Ledger
Assistant Vice President
Pacific Mutual Life Insurance Company
700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Name and Address of Agent for Service of Process)

Copies to:
Jeffrey S. Puretz
Dechert Price & Rhoads
1500 K Street, N.W.
Washington, D.C. 20005

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Interests in the Separate Account under Pacific Select Estate Preserver Last Survivor Flexible Premium Variable Life Insurance Policies.

Filing fee: $500.00

The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 1996, on or before March 1, 1997.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pacific Select Exec Separate Account of Pacific Mutual Life Insurance Company

CROSS-REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C under the Securities Act of 1933

(Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)


Form N-8B-2                                                     Form S-6
Item Number                                              Heading in Prospectus

1.  (a)  Name of trust.................................  Prospectus front cover

    (b)  Title of securities issues....................  Prospectus front cover

2.  Name and address of each depositor.................  Prospectus front cover

3.  Name and address of trustee........................  N/A

4.  Name and address of each principal underwriter.....  Pacific Mutual Life Insurance
                                                         Company

5.  State of organization of trust.....................  Pacific Select Exec Separate
                                                         Account

6.  Execution and termination of trust agreement.......  Pacific Select Exec Separate
                                                         Account

7.  Changes of name....................................  N/A

8.  Fiscal year........................................  N/A

9.  Litigation.........................................  N/A

II. General Description of the Trust and Securities of the Trust

10. (a)  Registered or bearer securities...............  The Policy

    (b)  Cumulative or distributive securities.........  The Policy

    (c)  Conversion, transfer, etc.....................  Transfer of Accumulated Value;
                                                         Policy Loans; Surrender; Partial
                                                         Withdrawal Benefit; Systematic
                                                         Withdrawals; Right to Convert

                                                         Policy

    (d)  Periodic payment plan.........................  N/A

    (e)  Voting rights.................................  Voting on Fund Shares

    (f)  Notice to security holders....................  Reports to Owners

    (g)  Consents required.............................  Disregard of Voting Instructions;
                                                         Substitution of Investments

    (h)  Other provisions..............................  The Policy

11. Type of securities comprising units................  The Policy

12. Certain information regarding periodic
    payment plan certificates..........................  N/A

13. (a)  Load, fees, expenses, etc.....................  Charges and Deductions

    (b)  Certain information regarding periodic
         payment plan certificates.....................  N/A

    (c)  Certain percentages...........................  Charges and Deductions

    (d)  Certain other fees, etc.......................  Charges and Deductions

    (e)  Certain other profits or benefits.............  The Policy

    (f)  Ration of annual charges to income............  N/A

14. Issuance of trust's securities.....................  The Policy

15. Receipt and handling of payments from
    purchasers.........................................  The Policy; Premiums

16. Acquisition and disposition of underlying
    securities.........................................  Introduction; Pacific Select Exec
                                                         Separate Account; The Policy

17. Withdrawal or redemption...........................  Transfers of Accumulated Value;
                                                         Policy Loans; Surrender; Partial
                                                         Withdrawals

18. (a)  Receipt, custody and disposition
         of income.....................................  The Policy

    (b)  Reinvestment of distributions.................  N/A

    (c)  Reserves or special funds.....................  N/A

    (d)  Schedule of distributions.....................  N/A

19. Records, accounts and reports......................  Reports to Owners

20. Certain miscellaneous provisions of trust agreement

    (a)  Amendment.....................................  N/A

    (b)  Termination...................................  N/A

    (c) and (d) Trustee, removal and successor.........  N/A

    (e) and (f) Depositors, removal and successor......  N/A

21. Loans to security holders..........................  Policy Loans

22. Limitations on liability...........................  N/A

23. Bonding arrangements...............................  N/A

24. Other material provisions of trust agreement.......  N/A

III. Organizations, Personnel and Affiliated Persons of Depositor

25. Organization of depositor..........................  Pacific Mutual Life Insurance
                                                         Company

26. Fees received by depositor.........................  See Items 13(a) and 13(e)

27. Business of depositor..............................  Pacific Mutual Life Insurance
                                                         Company

28. Certain information as to officials and affiliated
    persons of depositor...............................  More About Pacific Mutual

29. Voting securities of depositor.....................  N/A

30. Persons controlling depositor......................  N/A

31. Payments by depositor for certain services


     rendered to trust.................................  N/A

32.  Payments by depositor for certain other services
     rendered to trust.................................  N/A

33.  Remuneration of employees of depositor for
     certain services rendered to trust................  Charges and Deductions

34.  Remuneration of other persons for certain
     services rendered to trust........................  Charges and Deductions

IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states......  N/A

36.  Suspension of sales of trust's securities.........  N/A

37.  Revocation of authority to distribute.............  N/A

38.  (a)  Method of distribution.......................  Distribution of the Policy

     (b)  Underwriting agreements......................  Distribution of the Policy

     (c)  Selling agreements...........................  Distribution of the Policy

39.  (a)  Organization of principal underwriters.......  See Item 25

     (b)  N.A.S.D. membership of principal
          underwriters.................................  See Item 25

40.  Certain fees received by principal underwriters...  See Items 13(a) and 13(e)

41.  (a)  Business of each principal underwriter.......  See Item 27

     (b)  Branch offices of each principal
          underwriter..................................  N/A

     (c)  Salesmen of each principal underwriter.......  N/A

42.  Ownership of trust's securities by certain persons  N/A

43.  Certain brokerage commissions received by
     principal underwriters............................  N/A

44.  (a)  Method of valuation..........................  Determination of Accumulated

                                                         Value

     (b)  Schedule as to offering price................  Charges and Deductions

     (c)  Variation in offering price to certain
          persons......................................  Charges and Deductions

45.  Suspension of redemption rights...................  Surrender

46.  (a)  Redemption Valuation.........................  See Items 10(c) and (d)

     (b)  Schedule as to redemption price..............  Surrender

47.  Maintenance of position in underlying securities..  The Pacific Select Fund

V.   Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee............  N/A

49.  Fees and expenses of trustees.....................  N/A

50.  Trustee's lien....................................  N/A

VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities........  Pacific Mutual Life Insurance
                                                         Company; The Policy

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities...................................  Substitution of Investments

     (b)  Transactions involving elimination of
          underlying securities........................  Substitution of Investments

     (c)  Policy regarding substitution or
          elimination of underlying securities.........  See Items 13(a) and 52(a)

     (d)  Fundamental policy not otherwise
          covered......................................  N/A

53.  Tax status of trust...............................  Federal Income Tax Considerations

VIII. Financial and Statistical Information

54.  Trust's securities during last ten years..........  N/A

55.  N/A

56.  Certain information regarding periodic payment
     plan certificates.................................  Premiums

57.  N/A

58.  N/A

59.  Financial statements (Instruction 1(c) of
     "Instructions as to the Prospectus" of Form S-6)..  To be filed by pre-effective amendment

                                  PROSPECTUS

                                   PROSPECTUS

                        PACIFIC SELECT ESTATE PRESERVER

                        LAST SURVIVOR FLEXIBLE PREMIUM
                         VARIABLE LIFE INSURANCE POLICY
                ISSUED BY PACIFIC MUTUAL LIFE INSURANCE COMPANY
           700 NEWPORT CENTER DRIVE, NEWPORT BEACH, CALIFORNIA  92660
                                 1-800-800-7681

     This prospectus describes Pacific Select Estate Preserver -- a Last Survivor Flexible Premium Variable Life Insurance Policy (individually, the "Policy," and collectively, the "Policies") offered by Pacific Mutual Life Insurance Company ("Pacific Mutual", "we", "us", or "our"). The Policy, for so long as it remains in force, provides lifetime insurance protection on the lives of two Insureds named in the Policy, with a death benefit payable when the last surviving Insured dies while the Policy is in force. Four death benefit options are available under the Policy. The Policy is designed to provide flexibility in connection with premium payments and death benefits to permit a Policy Owner to provide for changing insurance needs under a single insurance policy. A Policy may be surrendered for its Cash Surrender Value, less outstanding Policy Debt.

     Net premium payments may be allocated at the Policy Owner's discretion to one or more of the Investment Options available under the Policy to the Owner. Variable Investment Options are funded by one of our separate accounts, the Pacific Select Exec Separate Account (the "Separate Account"), which is divided into Variable Accounts. Each of the twelve Variable Accounts that are currently available to the Owner invest in a corresponding portfolio of the Pacific Select Fund (the "Fund"):

     Money Market Portfolio             Growth LT Portfolio
     High Yield Bond Portfolio          Equity Income Portfolio
     Managed Bond Portfolio             Multi-Strategy Portfolio
     Government Securities Portfolio    Equity Index Portfolio
     Growth Portfolio                   International Portfolio
     Aggressive Equity Portfolio        Emerging Markets Portfolio



     Net premium payments also may be allocated to the Fixed Account. The Accumulated Value in the Fixed Account will accrue interest at an interest rate that is guaranteed by us. This prospectus generally describes only the portion of the Policy involving the Separate Account. For a brief summary of the Fixed Account, see "The Fixed Account," page __.

     To the extent that all or a portion of net premium payments are allocated to the Separate Account, the Accumulated Value under the Policy will vary based upon the investment performance of the Variable Accounts to which the Accumulated Value is allocated. No minimum amount of Accumulated Value is guaranteed.

     The Policy insures the lives of two Insureds and is intended to provide death benefits after the deaths of both of the Insureds. Prospective applicants for the Policy should consult with their agent regarding the appropriateness of the Policy, relative to a life insurance policy insuring the life of only one person, for their financial planning goals.

     It may not be advantageous to replace existing insurance with this Policy. The Policy may be returned according to the terms of its Free-Look Right (see "Right to Examine a Policy--Free-Look Right," page ___).

                                ----------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

     THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE PACIFIC SELECT FUND. BOTH PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

                             DATE: __________, 1996

                                ----------------

THE POLICY IS NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND'S PROSPECTUS, OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUND OR ANY SUPPLEMENT THERETO.

                               TABLE OF CONTENTS

                                                                   PAGE

IMPORTANT TERMS.....................................................  1

SUMMARY OF THE POLICY...............................................  4
        PURPOSE OF THE POLICY.......................................  4
        POLICY VALUES...............................................  4
        THE DEATH BENEFIT...........................................  5
        PREMIUM FEATURES............................................  5
        INVESTMENT OPTIONS..........................................  5
        TRANSFER OF ACCUMULATED VALUE...............................  6
        POLICY LOANS................................................  6
        FREE-LOOK RIGHT.............................................  6
        SURRENDER RIGHT.............................................  6
        PARTIAL WITHDRAWALS.........................................  6
        CHARGES AND DEDUCTIONS......................................  6
        TAX TREATMENT OF INCREASES IN ACCUMULATED VALUE.............  8
        TAX TREATMENT OF DEATH BENEFIT..............................  8
        CONTACTING PACIFIC MUTUAL...................................  8

INFORMATION ABOUT PACIFIC MUTUAL, THE SEPARATE ACCOUNT,
AND THE FUND........................................................  9
        PACIFIC MUTUAL LIFE INSURANCE COMPANY.......................  9
        PACIFIC SELECT EXEC SEPARATE ACCOUNT........................ 10
        THE PACIFIC SELECT FUND..................................... 10
        THE INVESTMENT ADVISER AND PORTFOLIO MANAGERS............... 13

THE POLICY.......................................................... 13
        APPLICATION FOR A POLICY.................................... 13
        PREMIUMS.................................................... 14
        ALLOCATION OF NET PREMIUMS.................................. 15
        DOLLAR COST AVERAGING OPTION................................ 16
        PORTFOLIO REBALANCING....................................... 17
        TRANSFER OF ACCUMULATED VALUE............................... 17
        DEATH BENEFIT............................................... 18
        CHANGES IN DEATH BENEFIT OPTION............................. 21
        DECREASE IN FACE AMOUNT..................................... 22
        POLICY VALUES............................................... 22
        DETERMINATION OF ACCUMULATED VALUE.......................... 23
        POLICY LOANS................................................ 24
        SURRENDER................................................... 26
        PARTIAL WITHDRAWALS......................................... 26
        RIGHT TO EXAMINE A POLICY--FREE-LOOK RIGHT.................. 27
        LAPSE....................................................... 28
        REINSTATEMENT............................................... 28

CHARGES AND DEDUCTIONS.............................................. 29
        PREMIUM LOAD................................................ 29
        DEDUCTIONS FROM ACCUMULATED VALUE........................... 30
        SURRENDER CHARGE............................................ 31
        WITHDRAWAL CHARGE........................................... 33
        CORPORATE PURCHASERS........................................ 33
        OTHER CHARGES............................................... 33

        GUARANTEE OF CERTAIN CHARGES................................ 33

OTHER INFORMATION................................................... 34
        FEDERAL INCOME TAX CONSIDERATIONS........................... 34
        CHARGE FOR OUR INCOME TAXES................................. 39
        VOTING OF FUND SHARES....................................... 39
        DISREGARD OF VOTING INSTRUCTIONS............................ 40
        REPORT TO OWNERS............................................ 40
        SUBSTITUTION OF INVESTMENTS................................. 41
        CHANGES TO COMPLY WITH LAW.................................. 42

PERFORMANCE INFORMATION............................................. 42

THE FIXED ACCOUNT................................................... 44
        GENERAL DESCRIPTION......................................... 44
        DEATH BENEFIT............................................... 44
        POLICY CHARGES.............................................. 45
        TRANSFERS, SURRENDERS, WITHDRAWALS, AND POLICY LOANS........ 45

MORE ABOUT THE POLICY............................................... 46
        OWNERSHIP................................................... 46
        BENEFICIARY................................................. 46
        THE CONTRACT................................................ 46
        PAYMENTS.................................................... 46
        ASSIGNMENT.................................................. 47
        ERRORS ON THE APPLICATION................................... 47
        INCONTESTABILITY............................................ 48
        PAYMENT IN CASE OF SUICIDE.................................. 48
        DIVIDENDS................................................... 48
        POLICY ILLUSTRATIONS........................................ 48
        PAYMENT PLAN................................................ 48
        OPTIONAL INSURANCE BENEFITS................................. 49
        LIFE INSURANCE RETIREMENT PLANS............................. 49
        RISKS OF LIFE INSURANCE RETIREMENT PLANS.................... 50
        DISTRIBUTION OF THE POLICY.................................. 51

MORE ABOUT PACIFIC MUTUAL........................................... 52
        MANAGEMENT.................................................. 52
        STATE REGULATION............................................ 59
        TELEPHONE TRANSFER AND LOAN PRIVILEGES...................... 59
        LEGAL PROCEEDINGS........................................... 60
        LEGAL MATTERS............................................... 60
        REGISTRATION STATEMENT...................................... 60
        INDEPENDENT ACCOUNTANTS..................................... 60
        FINANCIAL STATEMENTS........................................ 60

ILLUSTRATIONS....................................................... 74

APPENDICES.......................................................... 85

                                IMPORTANT TERMS

Accumulated Value--The total value of the amounts in the Investment Options for the Policy, as well as any amount set aside in the Loan Account to secure Policy Debt.

Age--Generally, age nearest birthday as of the Policy Date, increased by the number of complete Policy Years elapsed.

Beneficiary--The person or persons named by you in the application or by proper later designation to receive the death benefit proceeds upon the death of the last surviving Insured.

Cash Surrender Value--The Accumulated Value less the surrender charge.

Planned Periodic Premium--The premium determined by you as a level amount planned to be paid at fixed intervals over a specified period of time.

Face Amount--The minimum death benefit for so long as your Policy remains in force. The Face Amount may be decreased under certain circumstances.

Fixed Account--An account that is part of our General Account to which all or a portion of net premium payments may be allocated for accumulation at a guaranteed annual effective rate of interest of 4.0%. We may at our sole discretion pay interest in excess of the guaranteed amount.

General Account--All of our assets other than those allocated to the Separate Account or to any other of our segregated separate accounts.

Guideline Minimum Death Benefit--The minimum death benefit that is sufficient for the Policy to qualify as life insurance under Internal Revenue Code. It is equal to your Policy's Accumulated Value times the applicable Death Benefit Percentage shown in Appendix C.

Home Office--The Policy Benefits and Services Department at our main office at 700 Newport Center Drive, Newport Beach, California 92660.

Insured--One of two persons upon whose life your Policy is issued and whose death may be the contingency upon which the death benefit proceeds are payable.

Investment Option--A Variable Account or the Fixed Account.

Joint Equal Age--An age determined under a calculation shown in Appendix A that represents a blending of the age and insurance risks presented by two Insureds. It is used in calculating the mortality and expense risk charge, the underwriting surrender charge, the Sales Surrender Target, and the death benefit under Option D. For example, the Joint Equal Age for a male Insured Age 55 and a female Insured Age 55 is 53 assuming a standard nonsmoker or smoker underwriting classification for each Insured.

Loan Account--An account to which amounts are transferred from the Investment Options as collateral for Policy loans.

Monthly Payment Date--The day each month on which the monthly deduction is due against the Accumulated Value. The first Monthly Payment Date is the Policy Date.

Net Cash Surrender Value--The Cash Surrender Value less Policy Debt.

Policy Date--The date used to determine the Monthly Payment Date, Policy Months, Policy Years, and Policy Monthly, Quarterly, Semi-annual and Annual Anniversaries. It is usually the date the initial premium is received at our Home Office, although it will never be the 29th, 30th, or 31st of any month.
The term "Issue Date" is substituted for Policy Date with respect to Policies issued to residents of the Commonwealth of Massachusetts.

Policy Debt--The unpaid Policy loan balance including accrued loan interest.

Policy Owner, Owner, you, or your--The person or persons who own the Policy. If the Policy has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.

Sales Surrender Target--The maximum amount of premiums paid against which the sales surrender charge may be applied. The Sales Surrender Target is equal to a specified amount that varies with the Joint Equal Age of the Insureds for each $1,000 of a Policy's initial Face Amount in accordance with schedule shown in Appendix B.

Survivor--The Insured remaining alive after the first death of the two Insureds that occurs while your Policy is in force.

Valuation Date--Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading and on which our administrative offices are open. The New York Stock Exchange is closed on weekends and on: New Year's Day, Presidents' Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, and Christmas Day. Our administrative offices are normally not open on the following: the Monday before New Year's Day, July Fourth, or Christmas Day if any of these holidays falls on a Tuesday; the Friday after New Year's Day, July Fourth or Christmas Day if any of these holidays falls on a Thursday; and the Friday after Thanksgiving. If any transaction or event is scheduled to occur on a day that is not a Valuation Date, such transaction or event will be deemed to occur on the next following Valuation Date unless otherwise specified.

Valuation Period--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

Variable Account--A separate account of ours or a subaccount of such a separate account, which is used only to support the variable death benefits and policy values of variable life insurance policies, and the assets of which are segregated from our General Account and our other separate accounts. The Separate Account serves as the funding vehicle for the Policies. The Money Market Variable Account, High Yield Bond Variable Account, Managed Bond Variable Account, Government Securities Variable Account, Growth Variable Account, Aggressive Equity Variable Account, Growth LT Variable Account, Equity Income Variable Account, Multi-Strategy Variable Account, Equity Index Variable Account, International Variable Account, and Emerging Markets Variable Account are all subaccounts of the Separate Account.

                             SUMMARY OF THE POLICY

          This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Separate Account. The Fixed Account is briefly described under "The Fixed Account," on page __ and in the Policy.

PURPOSE OF THE POLICY

          Like traditional fixed life insurance, the Policy provides for a death benefit equal to its Face Amount, accumulation of cash value, and surrender and loan privileges. Unlike traditional fixed life insurance, your Policy offers a choice of investment alternatives, and an opportunity for your Policy's Accumulated Value and, if elected by you and under certain circumstances, its death benefit to grow based on investment results. The Policy is a flexible premium policy, so that, unlike many other life insurance policies and subject to certain limitations, you may choose the amount and frequency of premium payments.

          Your Policy offers you lifetime insurance protection on the lives of two Insureds for so long as your Policy is in force. The death benefit proceeds under your Policy are payable upon the death of the last surviving Insured named in your Policy. The Policy is intended for situations in which you desire to provide a benefit to beneficiaries after the deaths of two persons. For example, the Policy could be used where two spouses wish to provide an estate benefit for their children after the death of both spouses. The Policy might not be appropriate where one spouse wishes to provide a benefit to the other spouse after the death of the first spouse. An insurance policy for a single insured may be better in this situation. We offer variable life insurance policies that provide protection for the life of one insured. Applicants should consult their agent on the appropriateness of the Policy for their situation.

POLICY VALUES

          You may allocate net premium payments among the various Investment Options available to you.

          You bear the investment risk on that portion of the net premiums and Accumulated Value allocated to the Variable Accounts. The death benefit may or may not increase or decrease depending upon several factors, including the death benefit option you select, although the death benefit will never decrease below the Face Amount provided your Policy is in force. There is no guarantee that your Policy's Accumulated Value and death benefit will increase.

          Your Policy will remain in force until the earliest of the death of the Survivor, lapse, or a full surrender of your Policy.

THE DEATH BENEFIT

          You may elect one of four death benefit options under the Policy. The amount of death benefit is the greater of the Policy's Guideline Minimum Death Benefit or the death benefit under the option you select.

   Option                                    Death Benefit
   ------                                    -------------

   Option A                             Face Amount

   Option B                             Face Amount plus Accumulated Value

   Option C                             Face Amount plus premiums paid minus
                                        Partial Withdrawals

   Option D                             Face Amount multiplied by the
                                        applicable Death Benefit Factor

          You may change the death benefit option to Option A or B subject to certain conditions. See "Death Benefit" and "Changes in Death Benefit Option," pages __ and __, respectively.

PREMIUM FEATURES

          We require you to pay an initial premium equal to at least 25% of an annual premium that will be estimated by us. Thereafter, subject to certain limitations, you may choose the amount and frequency of premium payments. The Policy, therefore, provides you with the flexibility to vary premium payments to reflect varying financial conditions.

INVESTMENT OPTIONS

          You may choose to allocate net premium payments to one or more of the thirteen Investment Options available to you.

          The twelve Variable Accounts available to you invest in portfolios of a mutual fund which offers you the opportunity to direct us to invest in diversified portfolios of stocks, bonds, money market instruments, or a combination of these securities, or in securities of foreign issuers. Each of the available Variable Accounts invests exclusively in shares of a designated Portfolio of the Fund. Each of the Portfolios of the Fund, which are shown in the chart on page ___, has a different investment objective or objectives. See "The Pacific Select Fund," page __.

          You also may allocate all or a portion of net premium payments and transfer Accumulated Value to the Fixed Account. We guarantee that the Accumulated Value allocated to the Fixed Account will be credited interest monthly at a rate equivalent to an effective annual rate of 4%, and may in its sole discretion pay interest in excess of the guaranteed amount. See "The Fixed Account," page __.

TRANSFER OF ACCUMULATED VALUE

          Subject to certain limitations, you may transfer Accumulated Value among the Variable Accounts and between the Variable Accounts and the Fixed Account. See "Transfer of Accumulated Value," page __.

POLICY LOANS

          You may borrow from us an amount up to the greater of (1) 90% of your Policy's Accumulated Value allocated to the Variable Accounts and 100% of Accumulated Value allocated to the Fixed Account, less any surrender charges that would have been imposed if your Policy were surrendered on the date the loan is taken, or (2) 100% of the product of (a X b/c - d) where (a) equals the Policy's Accumulated Value less any surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken and less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan interest rate currently charged; and
(d) equals any existing Policy Debt. The minimum loan is $500. Your Policy will be the only security required for a loan. The amount of any Policy Debt is subtracted from the death benefit or from your Cash Surrender Value upon surrender. See "Policy Loans," page __.

FREE-LOOK RIGHT

          A Policy Owner may obtain a full refund of the premium paid if the Policy is returned within 10 days after the Owner receives it (30 days if the Owner is a resident of California and is age 60 or older), within 10 days after we mail or deliver the notice of right of withdrawal, or within 45 days after the application for the Policy is completed, whichever is later (the "Free-Look Transfer Date"). See "Right to Examine a Policy -- Free-Look Right," page __.

SURRENDER RIGHT

          You can surrender the Policy while either Insured is living and receive your Net Cash Surrender Value, which is equal to your Policy's Accumulated Value less the surrender charge and less any outstanding Policy Debt.

PARTIAL WITHDRAWALS

          After the first Policy Anniversary and subject to certain restrictions, you may make Partial Withdrawals of Net Cash Surrender Value. A withdrawal fee of $25 will be assessed upon a Partial Withdrawal. A Partial Withdrawal might decrease the Face Amount on a Policy. See "Partial Withdrawals," page __.

CHARGES AND DEDUCTIONS

 .  Premium Load

          A premium load is deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Accumulated Value. The premium load consists of the following items:

  -- A sales load equal to 5% of each premium paid during the first ten Policy Years and 3% of each premium paid thereafter. (For information on the sales surrender charge, see page __.)

  --  A state and local premium tax charge equal to 2.35% of each premium paid.

  --  A federal tax charge equal to 1.50% of each premium paid.

 .  Deductions from Accumulated Value

          A charge called the monthly deduction is deducted from the Policy's Accumulated Value on each Monthly Payment Date. The monthly deduction consists of the following items:

  -- Cost of Insurance: The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under a Policy at the beginning of the Policy Month.

  -- Administrative Charge. A monthly administrative charge is deducted equal to $16 in each of the first five Policy Years, and thereafter at a rate equal to $6 per month.

  -- Mortality and Expense Risk Charge. The mortality and expense risk charge consists of two components:

     (1) Face Amount Component - During the first ten Policy Years, the Face Amount Component will be assessed at a rate determined with reference to the Joint Equal Age of the Insureds and the initial Face Amount of the Policy. This component is not assessed after the tenth Policy Year.

     (2) Accumulated Value Component - The Accumulated Value Component is assessed at an annual rate equal to .30% of Accumulated Value in the first 20 Policy Years and an annual rate equal to .10% of Accumulated Value thereafter. For purposes of this component, the Accumulated Value is determined after the deduction of the cost of insurance charge and charges for any optional insurance Riders or Benefits added to the Policy.

  -- Optional Insurance Benefits Charges: The monthly deduction will include charges for any optional insurance Riders or Benefits added to the Policy.

 .  Surrender Charge

     We will assess a surrender charge against Accumulated Value upon surrender of a Policy until the tenth Policy Anniversary. The surrender charge consists of two charges: an underwriting surrender charge and a sales surrender charge.

  -- Underwriting Surrender Charge: The underwriting surrender charge is equal to a specified amount that varies with the Joint Equal Age of the Insureds for each $1,000 of a Policy's initial Face Amount in accordance with a schedule shown in Appendix B. After the first Policy Year, the charge decreases by 0.9259% per month until it reaches zero at the end of the 120th Policy Month.

  -- Sales Surrender Charge: During the first Policy Year, the sales surrender charge is equal to 25% of the lesser of the premiums paid under the Policy or the Sales Surrender Target. The Sales Surrender Target is equal to a specified amount that varies with the Joint Equal Age of the Insureds for each $1,000 of a Policy's initial Face Amount in accordance with a schedule shown in Appendix B. After the first Policy Year, the sales surrender charge as calculated above is adjusted by a reduction factor. This reduction factor is equal to 99.0741% in the 13th month and reduces by 0.9259% per month until it reaches zero at the end of the 120th Policy Month.

     The operating expenses of the Separate Account are paid by us. Investment advisory fees and operating expenses of the Fund are paid by the Fund. For a description of these charges, see "Charges and Deductions," page __.

TAX TREATMENT OF INCREASES IN ACCUMULATED VALUE

     We believe that the Accumulated Value under the Policy is currently subject to the same federal income tax treatment as the cash value under traditional fixed life insurance. Therefore, generally you will not be deemed to be in constructive receipt of your Accumulated Value unless and until you are deemed to be in receipt of a distribution from your Policy. For information on the tax treatment of the Policy and on the tax treatment of a surrender, a Partial Withdrawal, or a Policy loan, see "Federal Income Tax Considerations," page __.

TAX TREATMENT OF DEATH BENEFIT

     We believe that the death benefit under the Policy is currently subject to federal income tax treatment consistent with that of traditional fixed life insurance. Therefore, generally the death benefit will be fully excludable from the gross income of the Beneficiary under the Internal Revenue Code. See "Federal Income Tax Considerations," page __.

CONTACTING PACIFIC MUTUAL

     All written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to our Policy Benefits and Services Department at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92658-7500.

     The effective date of certain notices or of instructions is determined by the date and time on which Pacific Mutual "receives" the notice or instructions. Unless otherwise stated, we "receive" this information only when it arrives "properly completed" at our Home Office. Premium payments after your initial premium payment, transfer requests, and withdrawal requests we receive before 4:00 p.m. Eastern time (or the close of the New York Stock Exchange, if earlier) will normally be effective as of the end of the Valuation Day that we receive them "properly completed," unless the transaction or event is scheduled to occur on another day. Transactions are effected as of the end of the Valuation Date on which they are effective. "Properly completed" may require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that your signature may have changed over time or due to other circumstances. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or Pacific Mutual if you have questions regarding the required form of a request.

            INFORMATION ABOUT PACIFIC MUTUAL, THE SEPARATE ACCOUNT,
                                 AND THE FUND

PACIFIC MUTUAL LIFE INSURANCE COMPANY

     We are a mutual life insurance company organized under the laws of the State of California. We were authorized to conduct business as a life insurance company on January 2, 1868, as Pacific Mutual Life Insurance Company of California, and were reincorporated under our present name on July 22, 1936.

     We offer a complete line of life insurance policies and annuity contracts, as well as financial and retirement services. We are admitted to do business in the District of Columbia and in all states except New York. As of the end of 1995, we had $____ billion of life insurance in force and total assets of $____ billion. We and our subsidiaries and affiliated enterprises together had total assets and funds under management of over $_____ billion as of the end of 1995. We have been ranked according to assets as the 24th largest life insurance carrier in the nation for 1994.

     The principal underwriter for the Policies is Pacific Mutual Distributors, Inc. ("PMD"), (formerly Pacific Equities Network) one of our wholly owned subsidiaries. PMD is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

PACIFIC SELECT EXEC SEPARATE ACCOUNT

     The Separate Account is a separate investment account of ours that is used only to support the variable death benefits and policy values of variable life insurance policies. The assets in the Separate Account are kept separate from our General Account assets and our other separate accounts.

     We own the assets in the Separate Account and are required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the insurance policies funded by the Account. The Separate Account is divided into subaccounts called Variable Accounts. The income, gains, or losses, realized or unrealized, of each Variable Account are credited to or charged against the assets held in the Variable Account without regard to our other income, gains, or losses. Assets in the Separate Account attributable to the reserves and other liabilities under the variable life insurance policies funded by the Separate Account are not chargeable with liabilities arising from any other business that we conduct. However, we may transfer to our General Account any assets which exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are our general corporate obligations. We may accumulate in the Separate Account proceeds from various policy charges and investment results applicable to those assets.

     The Separate Account was established on May 12, 1988 under California law under the authority of our Board of Directors. The Separate Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

     Each Variable Account available to you invests exclusively in shares of a designated Portfolio of the Fund. We may in the future establish additional Variable Accounts within the Separate Account, which may invest in other Portfolios of the Fund or in other securities.

THE PACIFIC SELECT FUND

     The Fund is a diversified, open-end management investment company of the series type, generally known as a mutual fund. The Fund is registered with the SEC under the Investment Company Act of 1940. The Fund currently offers twelve separate Portfolios that fund the Variable Investments Options available to you. Each Portfolio pursues different investment objectives and policies. The shares of each Portfolio are purchased by us for the corresponding Variable Account at net asset value, i.e., without sales load. All dividends and capital gains
                 ----
distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless we, on behalf of the Separate Account, elect otherwise. Fund shares will be redeemed by us at their net asset value to the extent necessary to make payments under the Policies.

      Shares of the Fund currently are offered only to separate accounts of ours and an affiliated insurer to serve as an investment medium for variable life insurance policies and variable annuity contracts issued or administered by these insurers. Shares of the Fund may also be sold in the future to separate accounts of other insurance companies, either affiliated or not affiliated with us. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may potentially create conflicts. See "MORE ON THE FUND'S SHARES" in the accompanying prospectus of the Fund.

     The chart below summarizes some basic data about each Portfolio of the Fund offered to the Separate Account. There can be no assurance that any Portfolio will achieve its objective. This chart is only a summary. You should read the more detailed information which is contained in the accompanying prospectus of the Fund, including information on the risks associated with the investments and investment techniques of each of the Portfolios.

     THE FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                              Primary Investments           Investment
                                                 (under normal          Adviser/Portfolio
  Portfolio              Objective               circumstances)              Manager
--------------------------------------------------------------------------------------------
Money Market      Current income            Highest quality money       Pacific Mutual
                  consistent with           market instruments
                  preservation of capital
--------------------------------------------------------------------------------------------
High-Yield        High level of current     Intermediate and long-      Pacific Mutual
Bond              income                    term, high-yielding,
                                            lower and medium quality
                                            (high risk) fixed-income
                                            securities
--------------------------------------------------------------------------------------------
Managed Bond      Maximize total return     Investment grade            Pacific Investment
                  consistent with prudent   marketable debt             Management Company
                  investment management     securities.  Will
                                            normally maintain an
                                            average portfolio
                                            duration of 3-6 years.
--------------------------------------------------------------------------------------------
Government        Maximize total return     U.S. Government             Pacific Investment
Securities        consistent with prudent   securities including        Management Company
                  investment management     futures and options
                                            thereon and high-grade
                                            corporate debt
                                            securities.  Will
                                            normally maintain an
                                            average portfolio
                                            duration of 3-6 years.
--------------------------------------------------------------------------------------------
Growth            Growth of capital         Common stock                Capital Guardian
                                                                        Trust Company
--------------------------------------------------------------------------------------------
Aggressive        Capital appreciation      Stocks of small- and        Columbus Circle
Equity                                      medium-sized companies      Investors
                                            that utilize or
                                            provide and service
                                            innovative technologies
--------------------------------------------------------------------------------------------
Growth LT         Long-term growth of       Common stock                Janus Capital
                  capital consistent with                               Corporation
                  the preservation of
                  capital
--------------------------------------------------------------------------------------------
Equity Income     Long-term growth of       Dividend paying common      J.P. Morgan
                  capital and income        stock                       Investment
                                                                        Management Inc.
--------------------------------------------------------------------------------------------
Multi-Strategy    High total return         Equity and fixed-income     J.P. Morgan
                                            securities                  Investment
                                                                        Management Inc.
--------------------------------------------------------------------------------------------
Equity Index      Provide investment        Stocks included in the      Bankers Trust
                  results that correspond   S&P 500                     Company
                  to the total return
                  performance of common
                  stocks publicly traded
                  in the U.S.
--------------------------------------------------------------------------------------------
International     Long-term capital         Equity securities of        Templeton
                  appreciation              corporations domiciled      Investment
                                            outside the United          Counsel, Inc.
                                            States
--------------------------------------------------------------------------------------------
Emerging          Long-term capital         Common stocks in            Blairlogie Capital
Markets           appreciation              companies domiciled in      Management
                                            emerging markets
                                            countries
--------------------------------------------------------------------------------------------

THE INVESTMENT ADVISER AND PORTFOLIO MANAGERS

     We serve as Investment Adviser to each Portfolio of the Fund. We are registered with the SEC as an Investment Adviser. For ten of the Portfolios, we and the Fund have engaged other firms to serve as Portfolio Managers, which are shown in the chart above.

                                   THE POLICY

     The variable life insurance benefits provided by the Policies are funded through the Policy Owner's Accumulated Value in the Separate Account and the Fixed Account. The information included below describes the benefits, features, charges, and other major provisions of the Policies.

APPLICATION FOR A POLICY

     The Policy is designed to meet the needs of individuals by insuring the lives of two Insureds. Anyone wishing to purchase the Policy may submit an application to us. A Policy can be issued on the life of Insureds for Ages 20 through Age 85 with evidence of insurability satisfactory to us. An Insured's Age is calculated for most purposes as of the Insured's birthday nearest the Policy Date. Acceptance is subject to our underwriting rules, and we reserve the right to request additional information and to reject an application.

     Each Policy is issued with a Policy Date. If your application is accompanied by all or a portion of the initial premium and is accepted by us, your Policy Date is usually the date the application and premium payment were received at our Home Office, although your Policy Date will never be the 29th, 30th, or 31st of any month. If your application is not accompanied by all or a portion of the initial premium payment, your Policy Date is usually the date your application is accepted by us. We first become obligated under your Policy on the date your total initial premium is received or on the date your application is accepted, whichever is later. Any monthly deductions due will be taken on the Monthly Payment Date on or next following the date we become obligated. Your initial premium must be received within 20 days after your Policy is issued, although we may waive the 20 day requirement at our discretion. If your initial premium is not received or your application is rejected by us, your Policy will be cancelled and any partial premium received will be refunded.

     Subject to our approval, your Policy may be backdated, but your Policy Date may not be more than six months prior to the date of your application. Backdating can be advantageous if the Insureds' lower issue

Ages results in lower cost of insurance rates. If your Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period your Policy Date is backdated.

     Insureds are assigned to underwriting (insurance risk) classes which are used in calculating the cost of insurance charges. In assigning Insureds to underwriting classes, we will normally use the medical or paramedical underwriting method, which may require a medical examination of a proposed Insured, although other forms of underwriting may be used when deemed appropriate by us.

PREMIUMS

     The Policy is a flexible-premium policy, and it provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion. We usually require you to pay a minimum initial premium equal to at least 25% of the sum of your Policy's monthly deductions plus premium load for the first year, which will be based upon your Policy's Face Amount and the Age, smoking status, gender (unless unisex cost of insurance rates apply, see "Cost of Insurance," page __), and underwriting classes of the Insureds. Thereafter, subject to the limitations described below, you may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     When applying for a Policy, you will determine a Planned Periodic Premium that provides for the payment of level premiums at fixed intervals over a specified period of time. You will receive a premium reminder notice annually, semi-annually, or quarterly; however, you are not required to pay Planned Periodic Premiums. Premiums may be paid monthly under the Uni-check electronic funds transfer plan where you authorize us to withdraw premiums from your checking account each month. The minimum initial premium required must be paid before the Uni-check plan will be accepted by us. You may elect the day each month on which premiums are paid under the Uni-check plan, provided the day elected is between the 4th and the 28th day of the month. If no day is elected by you, the day on which premiums are paid will be the Monthly Anniversary.

     Payment of the Periodic Planned Premium will not guarantee that your Policy will remain in force. Instead, the continuation of your Policy depends upon your Policy's Accumulated Value. Even if Periodic Planned Premiums are paid, your Policy will lapse any time Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. See "Lapse," page __.

     Any premium payment must be for at least $50.00. We also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability. See "Cost of Insurance," page __. A premium payment would result in an immediate increase in the net amount at risk if the death benefit under your Policy is, or upon acceptance of the premium would be, equal to your Guideline Minimum Death Benefit. See "Death Benefit," page __. If satisfactory evidence of insurability is not received, the payment, or portion thereof, may be returned. All or a portion of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by federal tax law. We also reserve the right to make distributions from your Policy to the extent we deem it necessary to continue to qualify your Policy as life insurance under the Internal Revenue code.


     The amount, frequency, and period of time over which you pay premiums might affect whether your Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions than conventional life insurance contracts.

     In order for your Policy to avoid being treated as a modified endowment contract, the sum of the premiums paid less a portion of any Partial Withdrawals may not exceed the "seven pay premium" limit as defined in the Internal Revenue Code. (See "Federal Income Tax Considerations"). If we receive any premium payment that we believe, if applied to your Policy in that Policy year, would cause your Policy to become a modified endowment contract, the portion of the payment that we believe would cause your Policy to become a modified endowment contract will not be applied to your Policy but will be returned to you, unless you have previously notified us that payments that cause your Policy to become a modified endowment contract may be accepted by us and applied to your Policy. However, for premium payments received by us at our Home Office within 20 days before the upcoming Annual Anniversary of your Policy, we may apply the portion of the premium payment that we believe would cause your Policy to become a modified endowment contract to your Policy on the upcoming Annual Anniversary.

     Certain charges will be deducted from each premium payment. See "Charges and Deductions," page __. The remainder of the premium, known as the net premium, will be allocated as described below under "Allocation of Net Premiums." Additional payments will first be treated as premium payments unless you request otherwise.

ALLOCATION OF NET PREMIUMS

     In your application for the Policy, you select the Investment Options to which net premium payments will be allocated. When your application is approved and your Policy is issued, your Accumulated Value will be automatically allocated according to your instructions contained in your application, or more recent written instructions, if any (except for amounts allocated to the Loan Account to secure any Policy Debt). For residents of states that require a refund of premium to an Owner who returns the Policy during the Free-Look Period, net premiums received by us before the Free-Look Transfer Date will be allocated to the Money Market Variable Account (except for amounts allocated to the Loan Account to secure any Policy loan). The Free-Look Transfer Date is the later of 15 days after the Policy is issued or 45 days after the application is signed, or, if longer, upon receipt of the minimum initial premium. Net premiums received after the Free-Look Transfer Date will be allocated upon receipt among the Investment Options according to your most recent instructions.

     You may change the allocation of net premiums by submitting a proper written request to our Home Office. Changes in net premium allocation instructions may be made by telephone if a properly completed Authorization for Telephone Requests is on file at our Home Office. We reserve the right to suspend or discontinue telephone net premium allocation instructions.

DOLLAR COST AVERAGING OPTION

     We currently offer an option under which you may dollar cost average your allocations in the available Variable Accounts under your Policy by authorizing us to make periodic allocations of Accumulated Value from any one Variable Account to one or more of the other Variable Accounts. Dollar cost averaging is a systematic method of investing under which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market values. The option will result in the allocation of Accumulated Value to one or more Variable Accounts, and these amounts will be credited at the Accumulation Unit values as of the end of the Valuation Dates on which the transfers are processed. Since the value of Accumulation Units will vary, the amounts allocated to a Variable Account will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that a Policy Owner will not have losses.

     A Dollar Cost Averaging Request Form is available upon request. To elect the Dollar Cost Averaging Option, the Accumulated Value in the Variable Account from which the Dollar Cost Averaging transfers will be made must be at least $5,000. After we have received a Dollar Cost Averaging Request in proper form at our Home Office, we will transfer Accumulated Value in amounts you designate from the Variable Account from which transfers are to be made to the Variable Account or Accounts you choose. The minimum amount that may be transferred to any one Variable Account is $50. After the Free-Look Period, the first transfer will be effected on your Policy's Monthly, Quarterly, Semi-Annual, or Annual Anniversary, whichever corresponds to the period selected by you, on or next following receipt at our Home Office of a Dollar Cost Averaging Request in proper form. Subsequent transfers will be effected on the following Monthly, Quarterly, Semi-Annual, or Annual Anniversary for so long as you designate until the total amount elected has been transferred, until Accumulated Value in the Variable Account from which transfers are made has been depleted, or until your Policy enters the grace period. Amounts periodically transferred under this option will not be subject to any transfer charges that may be imposed by us in the future, except as may be required by applicable law.

     You may instruct us at any time to terminate this option by written request to our Home Office. We may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

PORTFOLIO REBALANCING

     You may direct us to automatically re-set the percentage of your Accumulated Value allocated to each Variable Account at a predetermined level. This process is called portfolio rebalancing. (The Fixed Account is not available for portfolio rebalancing.) Over time, the variations in each Variable Account's investment results will shift the percentage allocations of your Accumulated Value. The portfolio rebalancing feature will automatically transfer your Accumulated Value among the Variable Accounts back to the preset percentages. Rebalancing can be made quarterly, semi-annually or annually, measured from your Policy Date ("frequency period"). Rebalancing may result in transferring amounts from a Variable Account with relatively higher investment performance to a Variable Account with relatively lower investment performance.

     You may initiate portfolio rebalancing by sending our Home Office a signed, written request in good form or a properly completed Automatic Portfolio Rebalancing form. You must specify the frequency for rebalancing and a beginning date. The first rebalancing will usually occur on your Monthly Payment Date that starts the frequency period you elected and that occurs on or follows the beginning date you elected. If you stop portfolio rebalancing, you must wait 30 days to begin again. Portfolio rebalancing cannot be used with the Dollar Cost Averaging Option.

     We may modify, terminate or suspend the portfolio rebalancing feature at any time.

TRANSFER OF ACCUMULATED VALUE

     Accumulated Value may be transferred among the Variable Accounts by the Policy Owner upon proper written request to our Home Office. Transfers may not be made until after the Free-Look Transfer Date if you reside in a state that requires us to refund premiums if you exercise your Free-Look Right. Transfers (other than transfers in connection with the Dollar Cost Averaging Option) may be made by telephone if a properly completed Authorization For Telephone Requests is on file at our Home Office. Currently, there are no limitations on the number of transfers between Variable Accounts, no minimum amount required for a transfer, nor any minimum amount required to be remaining in a given Variable Account after a transfer (except as required under the Dollar Cost Averaging Option). No transfer may be made if your Policy is in the grace period and a payment required to avoid lapse is not paid. See "Lapse," page __. No charges are currently imposed upon such transfers. We reserve the right, however, at a future date to limit the size of transfers and remaining balances, to assess transfer charges, to limit the number and frequency of transfers, and to impose other reasonable limits or suspend or discontinue telephone transfers.

     Accumulated Value may also be transferred after the Free-Look Transfer Date from the Variable Accounts to the Fixed Account; however, such a transfer will only be permitted in the Policy Month preceding your Policy Anniversary, except that if you reside in Connecticut, Georgia, Maryland, North Carolina, or Pennsylvania, you may make such a transfer at any time during the first 18 Policy Months. Transfers from the Fixed Account to the Variable Accounts are restricted as described in "The Fixed Account," page __.

DEATH BENEFIT

     When your Policy is issued, we will determine the initial amount of insurance based on the instructions provided in the application. That amount will be shown on the specifications page of your Policy and is called the "Face Amount." The minimum Face Amount at issuance of a Policy is $100,000. We may reduce the minimum Face Amount required at issuance under certain circumstances.

     For so long as your Policy remains in force, we will, upon proof of the death of both Insureds, pay death benefit proceeds to a named Beneficiary.
Death benefit proceeds will consist of the death benefit under the Policy, plus any insurance proceeds provided by Rider, reduced by any outstanding Policy Debt (and, if in the grace period, any overdue charges).

     Each Policy Owner may select one of four death benefit options: Option A, Option B, Option C, or Option D. Generally, you designate the death benefit option in your application. If no option is designated, Option A will be assumed by us to have been selected. Subject to certain restrictions, you may change the death benefit option selected to Option A or B.

     The death benefit upon the death of the Survivor will be equal to the death benefit option selected or, if greater, the Guideline Minimum Death Benefit, which is Accumulated Value (determined as of the end of the Valuation Period during which the Survivor dies) multiplied by the Death Benefit Percentage. The Death Benefit Percentage varies according to the Age of the younger Insured and will be at least equal to the cash value corridor in Section 7702 of the Internal Revenue Code, which addresses the definition of a life insurance policy for tax purposes. The Death Benefit Percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. A table showing the Death Benefit Percentages is in Appendix C to this prospectus and in the Policy. Under any option, for so long as your Policy remains in force, the death benefit will never be less than the Face Amount of your Policy and will always be sufficient to qualify the Policy as life insurance under Section 7702 of the Internal Revenue Code.

     Option A. Under Option A, the death benefit will be equal to the Face Amount of your Policy.

     Option B. Under Option B, the death benefit will be equal to the Face Amount of your Policy plus the Accumulated Value. The death benefit under Option B will always vary as Accumulated Value varies.

     Option C. Under Option C, the death benefit will be equal to the Face Amount of your Policy plus the total premiums paid minus the sum of any partial withdrawals taken and any other distribution of Accumulated Value.

     Option D. Under Option D, the death benefit will be equal to the Face Amount of the Policy multiplied by a Death Benefit Factor. Death Benefit Factors for Joint Equal Ages and Policy years, each at 5 year intervals, are shown in Appendix D; a complete chart is contained in your Policy. Generally, the Death Benefit Factor is a number from 1.0 to 2.0. The factor that applies to a Policy varies with the Joint Equal Age of the Insureds and the number of completed Policy Years, and changes on each Policy Anniversary. Generally, the Death Benefit Factor will reach the maximum of 2.0 when the sum of the Joint Equal Age and the number of completed Policy Years is between 85 and 90, so that the minimum death benefit at that time would be equal to twice the amount of the Face Amount.

     Choosing Among the Options. Options A through D are intended to provide flexibility in the amount of insurance protection provided under a Policy. Option A provides for the smallest amount of insurance protection, in that the death benefit is equal to the Face Amount (assuming that the Guideline Minimum Death Benefit is not greater than the Face Amount). Under this option, favorable investment performance will be reflected in increasing Accumulated Value rather than insurance protection. Options B and C provide for a greater degree of insurance protection, in that the death benefit under Option B includes Accumulated Value, and the benefit under Option C includes the amount of premiums paid minus withdrawals and any other distributions of Accumulated Value. As between Options B and C, the death benefit under Option B will reflect the value of growth in Accumulated Value due to performance, and Option C will not (assuming that Guideline Minimum Death Benefit is not greater than the death benefit otherwise determined). Option D provides some assurance that the death benefit will increase gradually over time without regard to the investment performance of the Investment Options.

     Examples of Death Benefit Options. The following examples demonstrate the determination of death benefits under Options A through D. The examples show eight hypothetical Policies, each with a Face Amount of $1,000,000 and where the two Insureds are male and female nonsmokers, each Age 45 at the time of issue, and assuming that there is no outstanding Policy Debt, that no withdrawals have been taken, and the other assumptions shown below. (The examples are intended to portray differences in death benefits; Accumulated Value assumptions may not be realistic.)

-----------------------------------------------------------------------------------------
Assumptions                            Policy I     Policy II   Policy III    Policy IV
-----------                            ----------   ----------   ----------   -----------
Face Amount                            $1,000,000   $1,000,000   $1,000,000    $1,000,000
Accumulated Value on Date of Death     $  600,000   $  900,000   $1,200,000    $1,800,000
Total Premium Paid on Date of Death    $  300,000   $  400,000   $  500,000    $  700,000
Youngest Age on Date of Death                  65           65           65            65
Death Benefit Percentage                     120%         120%         120%          120%
Death Benefit Factor (Option D)            108.4%       108.4%       108.4%        108.4%
Death Benefits Options
----------------------
Death Benefit Under Option A           $1,000,000   $1,080,000   $1,440,000    $2,160,000
Death Benefit Under Option B           $1,600,000   $1,900,000   $2,200,000    $2,800,000
Death Benefit Under Option C           $1,300,000   $1,400,000   $1,500,000    $2,160,000
Death Benefit Under Option D           $1,084,000   $1,084,000   $1,440,000    $2,160,000
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Assumptions                            Policy V     Policy VI    Policy VII   Policy VIII
-----------                            ----------   ----------   ----------   -----------
Face Amount                            $1,000,000   $1,000,000   $1,000,000    $1,000,000
Accumulated Value on Date of Death     $  600,000   $  900,000   $1,200,000    $1,800,000
Total Premium Paid on Date of Death    $  300,000   $  400,000   $  500,000    $  700,000
Youngest Age on Date of Death                  90           90           90            90
Death Benefit Percentage                     105%         105%         105%          105%
Death Benefit Factor (Option D)              200%         200%         200%          200%
Death Benefits Options
----------------------
Death Benefit Under Option A           $1,000,000   $1,000,000   $1,260,000    $1,890,000
Death Benefit Under Option B           $1,600,000   $1,900,000   $2,200,000    $2,800,000
Death Benefit Under Option C           $1,300,000   $1,400,000   $1,500,000    $1,890,000
Death Benefit Under Option D           $2,000,000   $2,000,000   $2,000,000    $2,000,000
-----------------------------------------------------------------------------------------

The death benefit shown in these examples is based upon the Guideline Minimum Death Benefit for the following examples; Policy II, Option A; Policy III, Options A and D; Policy IV, Options A, C, and D; Policy VII, Option A; and Policy VIII, Options A and C.

     If the death benefit is equal to the Guideline Minimum Death Benefit, we reserve the right to reduce the death benefit by requiring Partial Withdrawals be made in order to maintain the net amount at risk at a level that will not exceed three times the death benefit on the Policy Date.

     The Policy is intended to qualify as a life insurance contract under the Internal Revenue Code for Federal tax purposes, and the death benefit under the Policy is intended to qualify for the income tax exclusion under the Internal Revenue Code. Unless otherwise specified by you in writing, it is intended that the Policy will not be treated as a modified endowment contract under the Internal Revenue Code. To these ends, the provisions of the Policy, including any other Rider, Benefit, or endorsement, are to be interpreted to ensure such tax qualification and to prevent the Policy from being treated as a modified endowment contract, notwithstanding any other provisions to the contrary.

     If at any time the premiums paid under your policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the Policy as of the date of its payment, and any appropriate adjustment in the death benefit shall be made as of such date. The excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. The excess amount removed from the Policy and refunded to you may be adjusted for interest or for changes in Accumulated Value attributable to the excess amount. If for some reason this excess amount is not refunded by then, the death benefit under this Policy shall be increased retroactively and prospectively so that at no time is the death benefit ever less than the amount needed to ensure such tax qualification. To the extent that the death benefit as of any time is increased by this provision, appropriate adjustments shall be made retroactively in any cost of insurance or supplemental benefits as of that time that are consistent with such an increase.

     If at any time the premiums or other amounts paid under the Policy exceed the limit for avoiding modified endowment contract treatment, and you have not specified in writing that such treatment is acceptable to you, such excess amount shall be removed from the Policy as of the date of its payment, and any appropriate adjustment in the Policy's death benefit shall be made as of such date. This excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. The excess amount removed from the Policy and refunded to you may be adjusted for interest or for changes in Accumulated Value attributable to the excess amount. If this excess amount is not refunded by then, the death benefit under your Policy shall be increased retroactively and prospectively to the minimum amount necessary so that at no time is the death benefit ever less than the amount needed to avoid modified endowment contract treatment. To the extent the death benefit as of any time is increased by this provision, appropriate adjustments shall be made, retroactively or otherwise, in any cost of insurance or supplemental benefits as of that time that are consistent with such an increase.

     All calculations of death benefit will be made as of the end of the Valuation Period during which the Survivor dies. We will pay interest on death benefit proceeds from the date of the Survivor's death to the date of payment at an annual rate of not less than 4% or if higher, the interest rate required by applicable state law. Death benefit proceeds may be paid to the Beneficiary in a lump sum or under a payment plan offered under the Policy. Your Policy should be consulted for details.

CHANGES IN DEATH BENEFIT OPTION

     After the fifth Policy Year, you may request that the death benefit option under your Policy be changed to Option A or B. Changes to Option C or D will not be available. Changes in the death benefit option may be made only once per Policy Year and should be made in writing to our Home Office. The effective date of any such change shall be the next Monthly

Payment Date on or next following the date we receive your written request at our Home Office.

     A change in the death benefit under a Policy will result in a change in the Face Amount of the Policy so that the death benefit under the new death benefit option will equal the death benefit under the former option immediately prior to the change. From that point on, the change in option will affect the determination of the death benefit. In addition, a change in death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the death benefit exceeds Accumulated Value. A change will not be permitted if it would result in a Face Amount of less than $100,000, although we reserve the right to waive this minimum under certain circumstances.

     Unless otherwise specified by you in writing, any request for a death benefit option change will not be accepted by us if the option change would cause your Policy to be treated as a modified endowment contract.

DECREASE IN FACE AMOUNT

     You may request a decrease in the Face Amount under your Policy subject to approval from us. A decrease in Face Amount may only be made once per Policy Year and only after the first Policy Year. Decreasing the Face Amount could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the death benefit option chosen by you and whether, and the degree to which, the death benefit under your Policy exceeds the Face Amount prior to the change. Changing the Face Amount could affect the subsequent level of the death benefit while your Policy is in force and the subsequent level of Policy values. A decrease in Face Amount may decrease the net amount at risk, which may decrease your cost of insurance charge.

     Any request for a decrease in Face Amount must be made by written application to our Home Office. It will become effective on the Monthly Payment Date on or next following the date we receive your written request at our Home Office.

     A decrease will not be permitted if the Face Amount would fall below $100,000, although we reserve the right to waive the minimum Face Amount under certain circumstances, such as for group or sponsored arrangements. A decrease in Face Amount during the first ten Policy Years will result in surrender charges being deducted from the Accumulated Value. See "Surrender Charges," page __. If a decrease in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under tax law to qualify your Policy as a life insurance contract, we may refund to you the amount of such excess above the premium limitations.

     We reserve the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (1) if compliance with the guideline premium limitations under tax law resulting from the requested decrease would result in immediate termination of your Policy, (2) if, to effect the requested decrease, payments to you would have to be made from Accumulated Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Net Cash Surrender Value under your Policy, or (3) if the decrease would cause your Policy to be treated as a modified endowment contract and you have not specified in writing that such treatment is acceptable to you.

POLICY VALUES

     Accumulated Value. The Accumulated Value is the sum of the amounts under the Policy held in each Investment Option, as well as the amount set aside in our Loan Account to secure any Policy Debt.

     On each Valuation Date, the portion of your Accumulated Value allocated to any particular Variable Account will be adjusted to reflect the investment experience of that Variable Account. On each Monthly Payment Date, the portion of the Accumulated Value allocated to a particular Investment Option also will be adjusted to reflect the assessment of the monthly deduction. See "Determination of Accumulated Value," page __. No minimum amount of Accumulated Value is guaranteed. You bear the risk for the investment experience of Accumulated Value allocated to the Variable Accounts.

     Cash Surrender Value. The Cash Surrender Value of your Policy equals the Accumulated Value less the surrender charge. Thus, the Accumulated Value will exceed your Policy's Cash Surrender Value by the amount of the surrender charge. Once the surrender charge has expired, the Accumulated Value will equal the Cash Surrender Value.

     Net Cash Surrender Value. The Net Cash Surrender Value of your Policy equals the Cash Surrender Value less any outstanding Policy Debt. You can surrender your Policy at any time while either Insured is living and receive its Net Cash Surrender Value. See "Surrender," page __.

DETERMINATION OF ACCUMULATED VALUE

     Although the death benefit under your Policy can never be less than the Policy's Face Amount, your Accumulated Value will vary to a degree that depends upon several factors, including investment performance of the Variable Accounts to which Accumulated Value has been allocated, payment of premiums, the amount of any outstanding Policy Debt, Partial Withdrawals, and the charges assessed in connection with your Policy. There is no guaranteed minimum Accumulated Value, and you bear the entire investment risk relating to the investment performance of Accumulated Value allocated to the Variable Accounts.

     The amounts allocated to the Variable Accounts will be invested in shares of the corresponding Portfolio of the Fund. The investment performance of the Variable Accounts will reflect increases or decreases in the net asset value per share of the corresponding Portfolio and any dividends or distributions declared by a Portfolio. Any dividends or distributions from any Portfolio of the Fund will be automatically reinvested in shares of the same Portfolio, unless we, on behalf of the Separate Account, elect otherwise.

     Assets in the Variable Accounts are divided into accumulation units, which are a measure of value used for bookkeeping purposes. When you allocate net premiums to a Variable Account, the Policy is credited with accumulation units. In addition, other transactions including loans, a surrender, Partial Withdrawals, transfers, and assessment of charges against your Policy affect the number of accumulation units credited to your Policy. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected Variable Account. The unit value of each Variable Account is determined on each Valuation Date. The number of units credited will not change because of subsequent changes in unit value.

     The accumulation unit value of each Variable Account's unit initially was $10. The unit value of a Variable Account on any Valuation Date is calculated by adjusting the unit value from the previous Valuation Date for (1) the investment performance of the Variable Account, which is based upon the investment performance of the corresponding Portfolio of the Fund, (2) any dividends or distributions paid by the corresponding Portfolio, and (3) the charges, if any, that may be assessed by us for income taxes attributable to the operation of the Variable Account.

POLICY LOANS

     You may borrow money from us using your Policy as the only security for the loan by submitting a proper written request to our Home Office. We may in our discretion permit loans to be made by telephone if a properly completed Authorization For Telephone Requests has been filed at our Home Office. A loan may be taken any time your Policy is in force. The minimum loan that can be taken at any time is $500. The maximum amount that can be borrowed at any time is the greater of (1) 100% of your Accumulated Value in the Fixed Account plus 90% of your Accumulated Value in the Variable Accounts, less any surrender charges that would have been imposed if the Policy were surrendered on the date the loan is taken, or (2) 100% of the product of (a X b/c - d) where (a) equals the Policy's Accumulated Value less any surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken and less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan interest rate currently charged; and
(d) equals any existing Policy Debt.

     When you take a loan, an amount equal to the loan is transferred out of your Accumulated Value in the Investment Options into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Investment Options in the proportion that each bears to your Accumulated Value less Policy Debt.

     The Policy loan interest rate is 4.50% for years one through ten, and 4.25% thereafter. We will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual effective rate of 4.00%.

     You may repay all or part of the loan at any time while your Policy is in force. Interest on a loan is accrued daily and is due for the prior year on each Policy Anniversary. If interest is not paid when due, it will be added to the amount of the loan principal and interest will begin accruing thereon from that date. An amount equal to the loan interest charged will be transferred to the Loan Account from the Investment Options on a proportional basis.

     Unless you request otherwise, any loan repayment will be transferred into the Investment Options in accordance with the most recent premium allocation instructions. In addition, on each Policy Anniversary any interest earned on the loan balance held in the Loan Account will be transferred to each of the Investment Options in accordance with your most recent premium allocation instructions. Any payment we receive from you while you have a loan outstanding will be first considered a premium payment, unless you tell us in writing it is a loan repayment.

     While the amount to secure the loan is held in the Loan Account, you forgo the investment experience of the Variable Accounts and the current interest rate of the Fixed Account on the loaned amount. Thus a loan, whether or not repaid, will have a permanent effect on your Policy's values and might have an effect on the amount and duration of the death benefit. If not repaid, the Policy Debt will be deducted from the amount of death benefit upon the death of the Survivor, the Cash Surrender Value upon surrender, or the refund of premium upon exercise of the Free-Look Right.

     A loan may affect the length of time your Policy remains in force. Your Policy will lapse when Accumulated Value minus Policy Debt is insufficient to cover the monthly deduction against your Policy's Accumulated Value on any Monthly Payment Date and the minimum payment required is not made during the grace period. Moreover, your Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover the monthly deduction. Additional payments or repayment of a portion of Policy Debt may be required to keep your Policy in force. See "Lapse," page __.

     A loan will not be treated as a distribution from your Policy and will not result in taxable income to you unless your Policy is a modified endowment contract, in which case a loan will be treated as a distribution that may give rise to taxable income.

     For information on the tax treatment of loans, see "Federal Income Tax Considerations," page __.

SURRENDER

     You may fully surrender your Policy at any time during the life of either Insured. The amount received in the event of a full surrender is your Policy's Net Cash Surrender Value, which is equal to its Accumulated Value less any applicable surrender charge and less any outstanding Policy Debt.

     You may surrender your Policy by sending a written request together with your Policy to our Home Office. The proceeds will be determined as of the end of the Valuation Period during which the request for a surrender is received. You may elect to have the proceeds paid in cash or applied under a payment plan offered under the Policy. See "Payment Plan," page __. For information on the tax effects of a surrender of a Policy, see "Federal Income Tax Considerations," page __.

PARTIAL WITHDRAWALS

     A Policy Owner may make Partial Withdrawals of Net Cash Surrender Value starting on the first Policy Anniversary. The portion of the first Partial Withdrawal in each of the first 15 Policy Years of up to the lesser of $10,000 or 10% of the Cash Surrender Value will not reduce the Face Amount under your Policy. The excess of any Partial Withdrawal over this amount may cause a reduction in Face Amount if the death benefit option is Option A or D, as described below.

     Partial Withdrawals must be for at least $500, and your Policy's Net Cash Surrender Value after the withdrawal must be at least $500. If there is any Policy Debt, the maximum Partial Withdrawal is limited to the excess, if any, of your Cash Surrender Value immediately prior to the withdrawal over the result of the Policy Debt divided by 90%. If you do not make a Partial Withdrawal during one of the first 15 Policy Years, the amount that you could have withdrawn without affecting Face Amount does not carry over in the following year.

     You may make a Partial Withdrawal by submitting a proper written request to our Home Office. As of the effective date of any withdrawal, your Accumulated Value, Cash Surrender Value, and Net Cash Surrender Value will be reduced by the amount of the withdrawal. The amount of the withdrawal will be allocated proportionately to your Accumulated Value in the Investment Options unless you request otherwise. If the Survivor dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking into account the withdrawal. A withdrawal fee of $25 will be charged for a Partial Withdrawal. (See "Charges and Deductions".)

     Except as noted above, when a Partial Withdrawal is made on a Policy on which you have selected death benefit Option A or D, the Face Amount under your Policy is decreased by the excess, if any, of the Face Amount over the result of the death benefit immediately prior to the Partial Withdrawal minus the amount of the Partial Withdrawal. A Partial Withdrawal will not change the Face Amount of your Policy if you have selected death benefit Option B or C. However, assuming that the death benefit is not equal to the Guideline Minimum Death Benefit, the Partial Withdrawal will reduce the death benefit by the amount of the Partial Withdrawal. To the extent the death benefit is the Guideline Minimum Death Benefit to the Insureds, a Partial Withdrawal may cause the death benefit to decrease by an amount greater than the amount of the Partial Withdrawal. See "Death Benefit," page __.

     Unless otherwise specified by you in writing, no Partial Withdrawal request will be accepted by us if the Partial Withdrawal would cause your Policy to be treated as a modified endowment contract.

     For information on the tax treatment of Partial Withdrawals, see "Federal Income Tax Considerations," page __.

RIGHT TO EXAMINE A POLICY--FREE-LOOK RIGHT

     You have a Free-Look Right, under which your Policy may be returned within 10 days after you receive it (30 days if you are a resident of California and are age 60 or older), within 10 days after we mail or deliver a notice of the right of withdrawal, or within 45 days after you complete the application for insurance, whichever is later. It can be mailed or delivered to us or our agent. The returned Policy will be treated as if we never issued it, except as indicated below, and we will refund any charges deducted from premiums received, any net premium allocated to the Fixed Account, plus the sum of your Accumulated Value allocated to the Variable Accounts plus any Policy Charges and Fees deducted from your Accumulated Value in the Variable Accounts. If you reside in a state that requires us to return premium payments to Policy Owners who exercise the Free-Look Right, we will refund the amount of the premium paid. If you have taken a loan during the Free-Look Period, the Policy Debt will be deducted from the amount refunded. When the application is approved and the Policy is issued, net premiums will be allocated according to your instructions, unless the Policy is sold to a resident of a state that requires a refund of premium, in which case, until the Free-Look Transfer Date, net premiums received by us will be allocated to the Money Market Variable Account (except for amounts allocated to the Loan Account to secure a Policy loan). See "Allocation of Net Premiums," page __.

LAPSE

     Your Policy will remain in force until the earliest of the death of the Survivor or a full surrender of your Policy, unless before either of these events, Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction on a Monthly Payment Date and a grace period expires without sufficient additional premium payment or loan repayment by your Policy Owner.
If your Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on a Monthly Payment Date, you must pay during the grace period a minimum of three times the full monthly deduction due on the Monthly Payment Date when the insufficiency occurred to avoid termination of your Policy. We will not accept any payment if it would cause your total premium payments to exceed the maximum permissible premium for your Policy's Face Amount under the Internal Revenue Code. This is unlikely to occur unless you have outstanding Policy Debt, in which case you could repay a sufficient portion of the Policy Debt to avoid termination. In this instance, you may wish to repay a portion of Policy Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums for your Policy's Face Amount, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse.

     If your Accumulated Value less Policy Debt is insufficient to cover the monthly deduction on a Monthly Payment Date, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment required to keep your Policy in force. You will then have a "grace period" of 61 days, measured from the date the notice is sent, to make the required payment. Your Policy will remain in force through the grace period. Failure to make the required payment within the grace period will result in termination of coverage under your Policy, and your Policy will lapse with no value. If the required payment is made during the grace period, any premium paid will be allocated among the Investment Options in accordance with your current premium allocation instructions. Any monthly deduction due will be charged to the Investment Options on a proportionate basis. If the Survivor dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and any Policy Debt.

REINSTATEMENT

     We will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Net Cash Surrender Value) at any time within five years after the end of the grace period provided we receive the following: (1) a written application from the Policy Owner; (2) evidence of insurability satisfactory to us for each Insured; and (3) payment of all monthly deductions that were due and unpaid during the grace period, and payment of a premium at least sufficient to keep the Policy in force for three months after the date of reinstatement.

     When your Policy is reinstated, the Accumulated Value will be equal to your Accumulated Value on the date of the lapse subject to the following: If your Policy is reinstated after the first Monthly Payment Date following lapse, the Accumulated Value will be reduced by the amount of Policy Debt on the date of lapse and no Policy Debt will exist on the date of the reinstatement. If your Policy is reinstated on the Monthly Payment Date next following lapse, any Policy Debt on the date of lapse will also be reinstated. No interest on amounts held in our Loan Account to secure Policy Debt will be paid or credited between lapse and reinstatement. Reinstatement will be effective as of the Monthly Payment Date on or next following the date of approval by us, and Accumulated Value minus, if applicable, Policy Debt will be allocated among the Investment Options in accordance with your most recent premium allocation instructions.

                             CHARGES AND DEDUCTIONS

PREMIUM LOAD

     A premium load is deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Accumulated Value. The premium load consists of the following items:

     Sales Load. The sales load is equal to 5% of each premium paid during the first ten Policy Years and 3% of each premium paid thereafter.

     The sales load is deducted to compensate us for the cost of distributing the Policies. The amount derived by us from the sales load is not expected to be sufficient to cover the sales and distribution expenses in connection with the Policies. If surrendered within 10 years after issuance, the Policy will also be subject to a sales surrender charge, which is described on page __. To the extent that sales and distribution expenses exceed sales loads and any amounts derived from the sales surrender charge, such expenses may be recovered from other charges, including amounts derived from the charge for mortality and expense risks and from mortality gains.

     We may reduce or waive the sales load on Policies sold to our directors or employees or any of our affiliates or to trustees or any employees of the Fund.

     State and Local Premium Tax Charge. A charge equal to 2.35% is assessed against each premium to pay applicable state and local premium taxes. Premium taxes vary from state to state, and in some instances, among municipalities.
The 2.35% rate approximates the average tax rate expected to be paid on premiums from all states. We reserve the right to change the premium tax charge to reflect any changes in the law.

          Federal Tax Charge. A charge equal to 1.50% is assessed against each premium to pay applicable Federal Tax. We reserve the right to change the Federal Tax charge to reflect any changes in the law.

DEDUCTIONS FROM ACCUMULATED VALUE

     A charge called the monthly deduction is deducted from a Policy's Accumulated Value in the Investment Options beginning on the Monthly Payment Date on or next following the date we first become obligated under the Policy and on each Monthly Payment Date thereafter. The monthly deduction consists of the following items:

     Cost of Insurance. This monthly charge compensates us for the anticipated cost of paying death benefits in excess of Accumulated Value to Beneficiaries of joint Insureds who die. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under a Policy at the beginning of the Policy Month. We may use any profit we derive from this charge for any lawful purpose, including the cost of claims processing and investigation. The net amount at risk for these purposes is equal to the amount of death benefit payable at the beginning of the Policy Month divided by
1.00327374 (a discount factor to account for return deemed to be earned during the month) less the Accumulated Value at the beginning of the Policy Month.

     Each Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are intended to reflect the insurance risk associated with joint Insureds. They are based on certain of the 1980 Commissioners Standard Ordinary Mortality Tables (and where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Mortality Table B), and the Ages, gender (where permissible), and underwriting classes of the Insureds. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates, and we may also charge current
 ---
rates in the future. Like the guaranteed rates, the current rates also vary with the Ages, gender (where permissible), and underwriting classes of the Insureds. They also vary with the number of completed Policy Years. The cost of insurance rates generally increase with the Ages of the Insureds.

     Administrative Charge. A monthly administrative charge is deducted equal to $16 in each of the first 60 Policy Months and $6 per month thereafter. The administrative charge is assessed to reimburse us for the expenses associated with administration and maintenance of the Policies. The administrative charge is guaranteed never to exceed $16 during the first 60 Policy Months and $6 per month thereafter. We do not expect to profit from this charge.

     The monthly administrative charges will be waived on the second or subsequent Policies acquired by you on the lives of the Insureds who are the same Insureds as on your initial Policy, and that Policy is in force.

However, we deduct $200 from the initial premium to cover processing costs.

     Mortality and Expense Risk Charge. A monthly charge is deducted for mortality and expense risks assumed by us. The mortality and expense risk charge consists of two components: a Face Amount Component and an Accumulated Value Component.

     During the first ten Policy Years, the Face Amount Component will be assessed at a rate determined with reference to the initial Face Amount of the Policy. The rate will be equal to a Face Amount Component Factor per $1,000 of initial Face Amount. Face Amount Component Factors are shown in Appendix B, and they are based upon the Joint Equal Age of the Insureds at the Policy Date. For example, for a Policy where the Joint Equal Age attributable to the Insureds is 50 on the Policy Date, and where the Face Amount is $100,000, the Face Amount Component Factor would be 0.102, and the monthly Face Amount Component for the first ten Policy Years would be $10.20. This component is not assessed after the tenth Policy Year.

     In addition, a monthly Accumulated Value Component is assessed at an annual rate equal to .30% of Accumulated Value during the first twenty Policy Years and
 .10% of Accumulated Value thereafter. For purposes of this component, the Accumulated Value is based upon its value on the Monthly Payment Date after the deduction of the cost of insurance charge and charges for any optional insurance Riders or Benefits added.

     The mortality and expense risk charge is assessed to compensate us for assuming certain mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk assumed is that other expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the charges assessed for such expenses. We will realize a gain from this charge to the extent it is not needed to provide the mortality benefits and expenses under the Policies, and will realize a loss to the extent the charge is not sufficient. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales load or sales surrender charge. See "Surrender Charge," below.

     Optional Insurance Benefits Charges. The monthly deduction will include charges for any optional insurance Riders or Benefits added to the Policy. See "Optional Insurance Benefits," page __.

SURRENDER CHARGE

     We will assess a Surrender Charge against Accumulated Value upon surrender of a Policy within ten years after its issuance. The Surrender

Charge consists of two charges: an underwriting surrender charge and a sales surrender charge.

     Underwriting Surrender Charge. The underwriting surrender charge will be assessed at a rate determined with reference to the Joint Equal Age of the Insureds on the Policy Date for each $1,000 of a Policy's initial Face Amount in accordance with the schedule shown in Appendix A:

The amount of the charge remains level for the first Policy Year. After the first Policy Anniversary, the charge decreases by 0.9259% per month until it reaches zero at the end of the 120th Policy Month.

     The charge is based upon the Joint Equal Age of the Insureds and the Face Amount on the Policy Date, and it does not increase as the Insureds get older or with increases in the Face Amount. For example, if Insureds of Joint Equal Age 50 purchase a Policy with an initial Face Amount of $100,000 and surrender the Policy at the end of the third Policy Year, the underwriting surrender charge would be $404.45.

     The underwriting surrender charge is designed to cover the administrative expenses associated with underwriting and issuing a Policy, including the costs of processing applications, conducting medical examinations, determining insurability and the Insureds' underwriting class, and establishing policy records. We do not expect to profit from the underwriting surrender charge.

     Sales Surrender Charge. During the first Policy Year, the sales surrender charge is equal to 25% of the lesser of the premiums paid under the Policy or of the Sales Surrender Target. The Sales Surrender Target is equal to a specified amount that varies with the Joint Equal Age of the Insureds for each $1000 of a Policy's initial Face Amount in accordance with a schedule shown in Appendix B. After the first Policy Year, the charge as calculated above is adjusted by a reduction factor. This reduction factor is equal to 99.0741% in the 13th Policy Month and reduces by 0.9259% per month until it reaches zero at the end of the 120th Policy Month. The Sales Surrender Target does not increase as the Insureds get older or with increases in the Face Amount due to a death benefit option change.

     For example, if Insureds of Joint Equal Age 50 purchase a Policy with a Face Amount of $100,000, the Sales Surrender Target, based upon the assumptions described above, would be $905. The maximum sales surrender charge during the first Policy Year would be 25% of this amount, or $226.25.

     The purpose of the sales surrender charge is to reimburse us for some of the expenses of distributing the Policies.

     We may reduce or waive the sales surrender charge on Policies sold to our directors or employees or any of our affiliates or to trustees or any employees of the Fund.

     A Surrender Charge (sales and underwriting) may also be deducted on a decrease in Face Amount in an amount that reflects, as a fractional amount of the total Surrender Charge that would be applied if the Policy were fully surrendered, the amount of the decrease relative to the Face Amount immediately prior to the decrease. Such a Surrender Charge will reduce the Accumulated Value and will be allocated proportionately to the Accumulated Value in the Investment Options. After the decrease, the total Surrender Charge is reduced. The new total Surrender Charge will be determined by dividing the Face Amount after the decrease by the Face Amount immediately prior to the decrease and multiplying the result by the total Surrender Charge that would have applied based on the Face Amount before the decrease.

WITHDRAWAL CHARGE

     A withdrawal fee of $25 will be deducted proportionately from the Accumulated Value in the Investment Options each time a Partial Withdrawal occurs.

CORPORATE PURCHASERS

     The Policy is available for individuals and for corporations and other institutions. For corporations or other group or sponsored arrangements purchasing one or more Policies, we may reduce the amount of the sales surrender charge, underwriting surrender charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced, for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangements, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

OTHER CHARGES

     We will bear the direct operating expenses of the Separate Account. Each Variable Account available to you purchases shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges, including the investment advisory fee, and certain operating expenses. The Fund is governed by its Board of Trustees. The Fund's expenses are not fixed or specified under the terms of the Policy and these expenses may vary from year to year. The advisory fees and other expenses are more fully described in the prospectus of the Fund.

GUARANTEE OF CERTAIN CHARGES

     We guarantee that certain charges will not increase. This includes the charge for mortality and expense risks, the administrative charge with respect to the guaranteed rates described above, the premium load, the guaranteed cost of insurance rates, and the surrender charge.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. It should, therefore, be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy and that special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any state or local income tax considerations which may be involved in the purchase of the Policy.

     While we believe that the Policy meets the statutory definition of life insurance under Section 7702 of the Internal Revenue Code ("IRC") and hence will receive federal income tax treatment consistent with that of traditional fixed life insurance, the area of the tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, the treatment of substandard risk policies, policies with term insurance on the Insureds, and certain tax requirements relating to joint survivorship life insurance policies). We reserve the right to make changes to the Policy if changes are deemed appropriate by us to attempt to assure qualification of the Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance. The discussion below summarizes the tax treatment of life insurance contracts.

     The death benefit under a Policy should be excludable from the gross income of the Beneficiary (whether the Beneficiary is a corporation, individual or other entity) under IRC Section 101(a)(1) for purposes of the regular federal income tax and you generally should not be deemed to be in constructive receipt of the cash values, including increments thereof, under the Policy until a full surrender thereof or a Partial Withdrawal. In addition, certain Policy loans may be taxable in the case of Policies that are modified endowment contracts. Prospective Policy Owners that intend to use Policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate Owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations and the environmental tax under IRC
Section 59A. Changing the Policy Owner may also have tax consequences. Exchanging a Policy for another involving the same Insureds generally will not result in the recognition of gain or loss according to Section 1035(a) of the IRC. Changing the Insureds under a Policy will, however, not be treated as a tax-free exchange under Section 1035, but rather as a taxable exchange.

     Diversification Requirements. To comply with regulations under Section 817(h) of the IRC, each Portfolio of the Fund is required to diversify its investments. For details on these diversification requirements, see "What is the Federal Income Tax Status of the Fund" in the Fund's prospectus.

     The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policy owner's gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [i.e., the Policy Owner], rather than the insurance company, to be
          ---
treated as the owner of the assets in the account." This announcement also stated the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

     The ownership rights under your Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and Policy values. These differences could result in your being treated as the owner of your Policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your Policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Portfolios will be able to operate as currently described in the Prospectus, or that the Fund will not have to change any Portfolio's investment objective or investment policies.

     Tax Treatment of Policies. IRC Section 7702A defines a class of life insurance contracts referred to as modified endowment contracts. Under this provision, the Policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance contracts, as described below. Taxation of pre-death distributions from Policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a life insurance contract. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Select Estate Preserver Policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the Policy's first seven contract years. Changes in the Policy, including changes in death benefits, may require "retesting" of a Policy to determine if it is to be classified as a modified endowment contract.

     Conventional Life Insurance Policies. If a Policy is not a modified endowment contract, upon full surrender for its Net Cash Surrender Value, the excess, if any, of the Net Cash Surrender Value plus any outstanding Policy Debt over the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. Such a Policy's cost basis will usually equal the premiums paid less any premiums previously recovered in Partial Withdrawals. Under IRC Section 7702, if a Partial Withdrawal occurring within 15 years of the Policy Date is accompanied by a reduction in benefits under the Policy, special rules apply to determine whether part or all of the cash received is paid out of the income of the Policy and is taxable. Cash distributed to a Policy Owner on Partial Withdrawals occurring more than 15 years after the Policy Date will be taxable as ordinary income to the Policy Owner to the extent that it exceeds the cost basis under a Policy.

     We also believe that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner for Federal income tax purposes, and that no part of any loan under the Policy will constitute income to the Owner unless the Policy is surrendered or matures or lapses. Consult with your tax advisor on whether interest paid (or accrued by an accrual basis taxpayer) on a loan under a Policy that is not a modified endowment contract may be deductible.

Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

     Modified Endowment Contracts. Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender or maturity of the Policy, the Policy Owner would recognize ordinary income for federal income tax purposes equal to the amount by which the Net Cash Surrender Value plus Policy Debt exceeds the investment in the Policy (usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon Partial Withdrawals and Policy loans, the Policy Owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Accumulated Value of the Policy exceeds investment in the Policy immediately before the distribution. If two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including us, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

     Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received: (I) when the taxpayer is at least 59
1/2 years old; (ii) which is attributable to the taxpayer becoming disabled; or
(iii) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If a Policy was not originally a modified endowment contract but becomes one, under Treasury Department regulations which are yet to be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxable as described above) even though, at the time of the distribution(s) the Policy was not yet a modified endowment contract. For this purpose, pursuant to the IRC, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

     It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Policy Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. Consult your tax adviser. Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

     Reasonableness Requirement for Charges. Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges. Under the proposed regulations, the standards applicable to joint survivor life insurance policies are not entirely clear. While we believe under IRS pronouncements currently in effect that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements, complete assurance cannot be given that the IRS would necessarily agree. It is possible that future regulations will contain standards that would require us to modify the mortality charges used for the purposes of the calculations in order to retain the qualification of the Policy as life insurance for federal income tax purposes, and we reserve the right to make any such modifications.

     Accelerated Living Benefits. An Accelerated Living Benefit Rider is available in connection with the Policy. Benefits under the Accelerated Living Benefit Rider may be taxable. The Internal Revenue Service has issued proposed regulations and is expected to issue final regulations in the near future under which accelerated living benefits that meet the requirements set forth in the regulations can be received without incurring a Federal income tax. The precise requirements which will be incorporated in the final regulations are not known.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Code. The IRS regulations mentioned above are expected to set forth the requirements under which a policy with an accelerated living benefits rider will be deemed to meet the definitional requirements of a life insurance contract. Pacific Mutual reserves the right to (but is not obligated to) modify the Rider to conform with requirements under the final regulations. Owners considering adding an Accelerated Living Benefit Rider or exercising rights under the rider should first consult a qualified tax advisor.

     Split Policy Option Rider. This Rider permits a Policy to be split into two individual policies. A Policy split could have adverse tax consequences. For example, a Policy split may be treated as a taxable exchange that would result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. Owners considering adding a Split Policy Option Rider or exercising rights under this Rider should first consult a qualified tax adviser.

     Other. Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the circumstances of each Owner or Beneficiary.

     For complete information on federal, state, local and other tax considerations, a qualified tax adviser should be consulted.

     WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY.

CHARGE FOR OUR INCOME TAXES

     For federal income tax purposes, variable life insurance generally is treated in a manner consistent with traditional fixed life insurance. We will review the question of the charge to the Separate Account for our federal income taxes periodically. A charge may be made for any federal income taxes incurred by us that are attributable to the Separate Account or to our operations with respect to the Policy. A charge might become necessary if our tax treatment is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in our tax status.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

     In accordance with our view of present applicable law, we will exercise voting rights attributable to the shares of each Portfolio of the Fund held in the Variable Accounts at any regular and special meetings of the shareholders of the Fund on matters requiring shareholder voting under the Investment Company Act of 1940. We will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Variable Accounts of the Separate Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in our own right, we may elect to do so.

     You are the person having the voting interest under a Policy. Unless otherwise required by applicable law, the number of votes as to which you will have the right to instruct will be determined by dividing your Accumulated Value in a Variable Account by the net asset value per share of the corresponding Portfolio of the Fund. Fractional votes will be counted. The number of votes as to which a Policy Owner will have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC, we reserve the right to determine in a different fashion the voting rights attributable to the shares of the Fund based upon the instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

     If there are shares of a Portfolio held by a Variable Account for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Variable Account for which we have received timely voting instructions. If we hold shares of a Portfolio in our General Account, we will vote those shares in the same proportion as other votes cast by all of our separate accounts in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

     We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on us. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Policy Owners.

REPORT TO OWNERS

     A statement will be sent quarterly to you setting forth a summary of the transactions which occurred during the Policy Quarter and indicating the death benefit, Face Amount, Accumulated Value, Cash Surrender Value, and any Policy Debt. In addition, the statement will indicate the allocation of Accumulated Value among the Investment Options and any other information required by law. Confirmations will be sent out upon unscheduled premium payments and transfers, loans, loan repayments, withdrawals, and surrenders. Confirmation of scheduled transactions under dollar cost averaging and portfolio rebalancing will appear on your quarterly statement.

     You will also be sent annual financial statements for the Separate Account and the Fund, the latter of which will include a list of the portfolio securities of the Fund, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Separate Account or any Variable Account or that the Separate Account or any Variable Account may purchase. If shares of any or all of the Portfolios of the Fund should no longer be available for investment, or if, in the judgment of our management, further investment in shares of any or all Portfolios of the Fund should become inappropriate in view of the purposes of the Policies, we may substitute shares of another Portfolio of the Fund or of a different fund for shares already purchased, or to be purchased in the future under the Policies.

     Where required, we will not substitute any shares attributable to a Policy Owner's interest in a Variable Account or the Separate Account without notice, Policy Owner approval, or prior approval of the SEC and without following the filing or other procedures established by applicable state insurance regulators.

     We also reserve the right to establish additional Variable Accounts of the Separate Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, a portfolio thereof, or suitable investment vehicle, with a specified investment objective. New Variable Accounts may be established when, in our sole discretion, marketing needs or investment conditions warrant, and any new Variable Accounts will be made available to existing Policy Owners on a basis to be determined by us. We may also eliminate one or more Variable Accounts if, in our sole discretion, marketing, tax, or investment conditions so warrant. We may also terminate and liquidate any Variable Account.

     In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Separate Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of our or an affiliate of ours. Subject to compliance with applicable law, we also may combine one or more Variable Accounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW

     We reserve the right to make any change without your consent to the provisions of the Policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts and modified endowment under the IRC, under regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

     Performance information for the Variable Accounts of the Separate Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Accumulated Value attributable to the performance of one or more Variable Accounts, or as a change in a Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Accumulated Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Accumulated Value, based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one year or from the commencement of operation of the Variable Account. If a Portfolio has been in existence for a longer period of time than its corresponding Variable Account, we may also present hypothetical returns that the Variable Account would have achieved had it invested in its corresponding Portfolio for periods through the commencement of operation of the Portfolio. For the period that a particular Variable Account has been in existence, the performance will be actual performance and not hypothetical in nature. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming a surrender at the end of the particular period, although other quotations may simultaneously be given that do not assume a surrender and do not take into account deduction of the surrender charge or other charges.

     Performance information for a Variable Account may be compared, in advertisements, sales literature, and reports to Policy Owners, to: (i) other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and
(ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain our rating or a rating of our claim-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any Variable Account of the Separate Account reflects only the performance of a hypothetical Policy whose Accumulated Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio of the Fund in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                               THE FIXED ACCOUNT

     You may allocate all or a portion of your net premium payments and transfer Accumulated Value to our Fixed Account. Amounts allocated to the Fixed Account become part of our "General Account," which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Fixed Account, see the Policy itself.

GENERAL DESCRIPTION

     Amounts allocated to the Fixed Account become part of our General Account, which consists of all assets owned by us other than those in the Separate Account and other separate accounts of ours. Subject to applicable law, we have sole discretion over the investment of the assets of our General Account.

     You may elect to allocate net premium payments to the Fixed Account, the Separate Account, or both. You may also transfer Accumulated Value from the Variable Accounts to the Fixed Account, or from the Fixed Account to the Variable Accounts, subject to the limitations described below. We guarantee that the Accumulated Value in the Fixed Account will be credited with a minimum interest rate of .32737% per month, compounded monthly, for a minimum effective annual rate of 4%. Such interest will be paid regardless of the actual investment experience of the Fixed Account. In addition, we may at our sole discretion declare current interest in excess of the 4%, which will be guaranteed for one year. (The portion of your Accumulated Value that has been used to secure Policy Debt will be credited with an interest rate of .32737% per month, compounded monthly, for an effective annual rate of 4%.)

     We bear the full investment risk for the Accumulated Value allocated to the Fixed Account.

DEATH BENEFIT

     The death benefit under the Policy will be determined in the same fashion for a Policy Owner who has Accumulated Value in the Fixed Account as for a Policy Owner who has Accumulated Value in the Variable Accounts. See "Death Benefit," page __.

POLICY CHARGES

  Policy charges will be the same whether you who allocate net premiums or transfer Accumulated Value to the Fixed Account or allocate net premiums to the Variable Accounts. These charges consist of the premium load, including the sales load, state and local premium tax charge, and federal tax charge; the deductions from Accumulated Value, including the charges for the cost of insurance, administrative charge, mortality and expense risk charge, the charge for any optional insurance benefits added by rider, any death benefit change charge; the surrender charge; and the withdrawal charge. Any amounts that we pay for income taxes allocable to the Variable Accounts will not be charged against the Fixed Account. In addition, the operating expenses of the Variable Accounts, as well as the investment advisory fee charged by the Fund, will not be paid directly or indirectly by you to the extent your Accumulated Value is allocated to the Fixed Account; however, to such extent, you will not participate in the investment experience of the Variable Accounts.

TRANSFERS, SURRENDERS, WITHDRAWALS, AND POLICY LOANS

     Amounts may be transferred from the Variable Accounts to the Fixed Account and from the Fixed Account to the Variable Accounts, subject to the following limitations. If you reside in states that require us to refund premiums to Owners who return their Policies during the Free Look Period, you may not make transfers until after the Free Look Transfer Date. No transfer may be made if the Policy is in a grace period and the required premium has not been paid. You may not make more than one transfer from the Fixed Account to the Variable Accounts in any 12-month period. Further, you may not transfer more than the greater of 25% of your Accumulated Value in the Fixed Account or $5,000 in any year. Currently there is no charge imposed upon transfers; however, we reserve the right to assess such a charge in the future and to impose other limitations on the number of transfers, the amount of transfers, and the amount remaining in the Fixed Account or Variable Accounts after a transfer. Transfers from the Variable Accounts to the Fixed Account may be made in the Policy Month preceding a Policy Anniversary, except that if you reside in Connecticut, Georgia, Maryland, North Carolina, or Pennsylvania, you may make such a transfer at any time during the first eighteen Policy Months.

     You may also make full surrenders and Partial Withdrawals from the Fixed Account to the same extent as an Owner who has invested in the Variable Accounts. See "Surrender," page __, and "Partial Withdrawals," page __. You may borrow up to the greater of (1) 90% of your Accumulated Value in the Variable Accounts and 100% of your Accumulated Value in the Fixed Account, less any surrender charges that would have been imposed if your Policy were surrendered on the date the loan is taken, or (2) 100% of the product of (a X b/c -d) where
(a) equals the Policy's Accumulated Value less any surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken and less 12 times the current monthly deductions; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan rate currently charged; and (d) equals any existing Policy Debt. See "Policy Loans," page __. Transfers, surrenders, and withdrawals payable from the Fixed Account, and the payment of Policy loans allocated to the Fixed Account, may be delayed for up to six months.

                             MORE ABOUT THE POLICY

OWNERSHIP

     The Policy Owner is the individual named as such in the application or in any later change shown in our records. While the Insureds are living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or we allow.

     Joint Owners. If more than one person is named as Policy Owner, they are joint Owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint Owner dies, ownership passes to the surviving joint Owner(s). When the last joint Owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

     The Beneficiary is the individual named as such in the application or any later change shown in our records. You may change the Beneficiary at any time during the life of either Insured by written request on forms provided by us, which must be received by us at our Home Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. You may designate a permanent Beneficiary, whose rights under your Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Survivor, you are the Beneficiary, if living; otherwise your estate is the Beneficiary.

     We will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the Survivor's death, the Beneficiary must be living at the time of the Survivor's death.

THE CONTRACT

     This Policy is a contract between the Owner and us. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, any Riders and Benefits, and all additional Policy information sections (specification pages) added to the Policy.

PAYMENTS

     We ordinarily will pay death benefit proceeds, Net Cash Surrender Value on surrender, Partial Withdrawals, and loan proceeds based on allocations made to the Variable Accounts, and will effect a transfer between Variable Accounts or from a Variable Account to the Fixed Account within seven days after we receive all the information needed to process a payment or, if sooner, any other period required by law.

     However, we can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of a Variable Account's net assets; or

  .  The SEC by order permits postponement for the protection of Policy Owners.

ASSIGNMENT

     You may assign a Policy as collateral security for a loan or other obligation. No assignment will bind us unless the original, or a copy, is received at our Home Office, and will be effective only when recorded by us. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option, Rider, Benefit, and endorsement, will be subject to the assignment. We will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Policy Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations," page __.)

ERRORS ON THE APPLICATION

     If the Age or sex of either Insured has been misstated, the Face Amount shall be adjusted as follows in order to reflect the correct Age or sex: the Face Amount before the adjustment will be multiplied by the monthly cost of insurance rate used in the Policy Year in which the misstatement is discovered, based on the misstated Age or sex, and the result will be divided by the monthly cost of insurance rate for the Policy Year in which the misstatement is discovered, based on the correct Age and sex. For all Policy Months following the discovery of the misstatement, Accumulated Value will be calculated using cost of insurance charges, Rider charges and Benefit charges based on the correct Age and sex, but Accumulated Value for all Policy Months through the Month in which the misstatement is discovered will not be recalculated.

Surrender charges and mortality and expense risk charges will not be recalculated. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of sex. See "Cost of Insurance," page __.

INCONTESTABILITY

     We may contest the validity of your Policy if any material misstatements are made in the application. However, your Policy will be incontestable after the expiration of the following: the initial Face Amount cannot be contested with respect to a given Insured after the Policy has been in force during the Insured's lifetime for two years from the Policy Date; and reinstatement cannot be contested after it has been in force during an Insured's lifetime for two years from the date of reinstatement.

PAYMENT IN CASE OF SUICIDE

     If either Insured dies by suicide, while sane or insane, within two years from the Policy Date, we will limit the death benefit proceeds to the premium payments less any withdrawal amounts, dividends paid by us in cash, and Policy Debt.

DIVIDENDS

     The current dividend scale is zero and we do not anticipate that dividends will be paid. Any dividends that do become payable will be paid in cash.

POLICY ILLUSTRATIONS

     Upon request, we will send you an illustration of future benefits under your Policy based on both guaranteed and current cost factor assumptions. However, we reserve the right to charge a $25 fee for requests for illustrations in excess of one per Policy year.

PAYMENT PLAN

     Surrender or withdrawal benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insureds, and death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the Policy, but current rates that are lower (i.e., providing greater income)
                                              ----
may be established by us from time to time. This benefit is not available if the income would be less than $100 a month. Surrender or withdrawal benefits or death benefit proceeds may be used to purchase any other payment plan that we make available at that time.

OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, you may elect to add one or more of the following optional insurance benefits to the Policy by a Rider at the time of application for your Policy (subject to approval of state insurance authorities). These optional benefits are: guaranteed payment of a specified coverage amount upon the death of the Survivor, subject to stated conditions; provision for level or varying coverage on the same two Insureds; renewable level or varying term insurance on either Insured, or individually on the Insureds; allowance to split the Policy into individual policies for each Insured without evidence of individual insurability; allowance to split the Policy into individual policies for each Insured subject to evidence of individual insurability; and Policy Owner access to a portion of the Policy's proceeds if an Insured has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or such other period that may be required by state insurance authorities). The cost of any additional insurance benefits will be deducted as part of the monthly deduction against Accumulated Value.
See "Charges and Deductions," page __. The amounts of these benefits are fully guaranteed at issue. Certain restrictions may apply and are described in the applicable Rider or Benefit. Under certain circumstances, a Policy can be combined with an added protection benefit to result in a combined coverage amount (face amount) equal to the same Face Amount that could be acquired under a single Policy. For given Insureds, combining a Policy and a benefit may result in a Face Amount component of the mortality and expense risk charge and an underwriting surrender charge for a Policy that are lower than the single Policy providing the same Face Amount. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from us upon written request.

LIFE INSURANCE RETIREMENT PLANS

     Any Policy Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial withdrawal features to access Accumulated Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a death benefit payable when the Survivor dies.

     Ledger illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Ledger illustrations provided upon request show the effect on Accumulated Value, Net Cash Surrender Value, and the net death benefit of premiums paid under a Policy and Partial Withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Variable Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the ledger illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding ledger illustration; ledger illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

     The hypothetical rates of return in ledger illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the ledger illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

RISKS OF LIFE INSURANCE RETIREMENT PLANS

     Using the Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if the Policy is insufficiently funded in relation to the income stream from the Policy, the Policy can lapse prematurely and result in significant income tax liability to the Owner in the year in which the lapse occurs. Other risks associated with borrowing from the Policy also apply. Loans will be automatically repaid from the gross death benefit at the death of the Survivor, resulting in the estimated payment to the Beneficiary of the net death benefit, which will be less than the gross death benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Surrender Value. Similarly, upon lapse, the loan will be automatically repaid. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Surrender Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of the Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments as described under "Reinstatement," page __. Thus, you should be careful to fashion a life insurance plan so that the Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from the Policy.

     The Policy will lapse if your Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on any Monthly Payment Date, and a grace period expires without your making a sufficient payment. To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Accumulated Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Accumulated Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the Age of the Insured, which can further erode existing Accumulated Value and contribute to the risk of lapse.

     Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding Policy Debt, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

     You should consult with your attorney and financial advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Accumulated Value net of loans remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of their remaining Accumulated Value minus the outstanding loan balance. Illustrations showing the effect of charges under the Policy upon existing Accumulated Value or the effect of future withdrawals or loans upon the Policy's Accumulated Value and death benefit are available from your agent. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

     Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Policy Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

DISTRIBUTION OF THE POLICY

     PMD is principal underwriter (distributor) of the Policies. PMD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). We pay PMD for acting as principal underwriter under a Distribution Agreement. PMD is a wholly-owned subsidiary of Pacific Mutual.

     We and PMD have sales agreements with various broker-dealers under which the Policy will be sold by registered representatives of the broker-dealers.
The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance. The broker-dealers are required to be registered with the SEC and members of the NASD. We pay compensation directly to broker-dealers for promotion and sales of the Policy. The compensation payable to a broker-dealer for sales of the Policy may vary with the Sales Agreement, but is not expected to exceed 90% of premiums paid up to the first sales surrender target premium, 8% of the premiums paid under sales surrender targets 2 and 3; and on the premium in excess of the sum of sales surrender targets 1-3, 4% of premiums paid in Policy years 1-10 and 2% of premiums paid thereafter. Broker-dealers may also receive annual renewal compensation of up to .20% of Accumulated Value less Policy Debt. The annual renewal compensation will be computed monthly and payable on each Policy Anniversary. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives earn commissions from the broker-dealers with whom they are affiliated for selling our Policies. Compensation arrangements vary among broker-dealers. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. We make no separate deductions, other than as previously described, from premiums to pay sales commissions or sales expenses.


                           MORE ABOUT PACIFIC MUTUAL

MANAGEMENT

     Our directors and officers are listed below together with information as to their principal occupations during the past five years and certain other current affiliations. Unless otherwise indicated, the business address of each director and officer is c/o Pacific Mutual Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

                                        Principal Occupation During
Name and Position                       the Last Five Years
-----------------                       ---------------------------

Thomas C. Sutton                        Director, Chairman of the Board and
Director and Chairman of the Board      Chief Executive Officer of Pacific
and Chief Executive Officer             Mutual; Equity Board Member of PIMCO
                                        Advisors, L.P.; Director of: Newhall
                                        Land & Farming; The Irvine Company;
                                        The Edison Company.  Pacific
                                        Corinthian Life Insurance Company;
                                        similar positions with other
                                        subsidiaries of Pacific Mutual.

Glenn S. Schafer                        Director and President of Pacific
Director and President                  Mutual, January 1995 to present;
                                        Executive Vice President and Chief
                                        Financial Officer of Pacific Mutual,
                                        March 1991 to January 1995;  Equity
                                        Board Member of PIMCO Advisors, L.P.;
                                        Director of Pacific Corinthian Life
                                        Insurance Company; similar positions
                                        with other subsidiaries of Pacific
                                        Mutual

Harry G. Bubb                           Director and Chairman Emeritus of
Director and Chairman Emeritus          Pacific Mutual.

Richard M. Ferry                        Director of Pacific Mutual,
Director                                President, Director and Chairman of
                                        Korn/Ferry International; Director
                                        of:  Avery Dennison Corporation,
                                        ConAM Management; First Business
                                        Bank, Northwestern Restaurants, Inc.;
                                        Dole Food Co.  Address:  1800 Century
                                        Park East, Suite 900, Los Angeles,
                                        California 90067.

Donald E. Guinn                         Director of Pacific Mutual, Chairman
Director                                Emeritus and Director of Pacific
                                        Telesis Group; Director of:  The Dial
                                        Corp.; Bank of America NT & SA; Bank
                                        America Corporation.  Address:
                                        Pacific Telesis Center, 130 Kearny
                                        Street, Room 3719, San Francisco,
                                        California 94108-4818.

Ignacio E. Lozano, Jr.                  Director of Pacific Mutual; Chairman
Director                                and Editor-in-Chief of La Opinion;
                                        Director of:  Bank America
                                        Corporation; Bank of America NT & SA;
                                        The Walt Disney Company; Pacific
                                        Enterprises. Address: 411 West Fifth
                                        Street, 12th Floor, Los Angeles,
                                        California 90013.

Charles A. Lynch                        Director of Pacific Mutual; Chairman
Director                                and Chief Executive Officer Fresh
                                        Choice, Inc.; Director of: Nordstrom,
                                        Inc.; PST Vans, Inc.; SRI
                                        International, Inc.; Age Wave;
                                        Artmaster, Inc.; Bojangles
                                        Acquisition Corp.; Cucina Holdings,
                                        Inc.; Dakin, Inc.; Greyhound Lines,
                                        Inc.; Krh' Thermal Systems; La Salsa
                                        Restaurants; Mid Peninsula Bank;
                                        Syntex Corporation; Former Chairman
                                        of Market Value Partners Company.
                                        Address: 2901 Tasman Drive, Suite
                                        109, Santa Clara, California
                                        95054-1169.

Dr. Allen W. Mathies, Jr.               Director of Pacific Mutual; Director
Director                                and President Emeritus, Huntington
                                        Memorial Hospital; Director of
                                        Occidental College; former President
                                        and Chief Executive Officer of
                                        Huntington Memorial Hospital.
                                        Address: 100 West California
                                        Boulevard, Pasadena, California
                                        91109-7013.

Charles D. Miller                       Director of Pacific Mutual; Director,
Director                                Chairman, and Chief Executive Officer
                                        of Avery Dennison Corporation;
                                        Director of:  Great Western Financial
                                        Corporation; Nationwide Health
                                        Properties, Inc.; Southern California
                                        Edison Company. Address:  150 North
                                        Orange Grove Boulevard, Pasadena,
                                        California 91103.

Donn B. Miller                          Director of Pacific Mutual, Director,
Director and Chief Executive            President, and Chief Executive Officer
Officer                                 of Pearson-Sibert Oil Co. of Texas;
                                        Director of: The Irvine Company;
                                        Automobile Club of Southern California;
                                        St. John's Hospital & Health Center
                                        Foundation; former Senior Partner with
                                        the law firm of O'Melveny & Meyers.
                                        Address: 136 El Camino, Suite 216,
                                        Beverly Hills, California 90212.

Jacqueline C. Morby                     Director of Pacific Mutual, February
                                        1996 to present; Managing Director of TA
                                        Associates; Director of: Ontrack
                                        Computer Systems Inc., Axent
                                        Technologies Inc., ANSYS, Inc., and
                                        Spectrum Associates Inc., Smith Gardner
                                        and Associates. Board of Trustees of
                                        Chatham College; Former Director of BMC
                                        Software, Inc., System Software
                                        Associates, Sierra On-Line Inc., and AI
                                        Corp., and the New England Venture
                                        Capital Association. Member of:
                                        Massachusetts Governors' Council on
                                        Economic Growth and Technology; the
                                        Committee of 200, and the International
                                        Women's Forum. Address: High Street
                                        Tower, Suite 2500, 125 High Street,
                                        Boston, Massachusetts 02110 .

J. Fernando Niebla                      Director of Pacific Mutual, May 1995 to
                                        present; Director, Chairman and Chief
                                        Executive Officer of Infotec
                                        Development, Inc.; Director of: Bank of
                                        California; Defense Policy Advisory
                                        Commission on Trade; California
                                        Commission on Science and Technology;
                                        Center for Occupational Research and
                                        Development. Address: 3611 South Harbor
                                        Boulevard, Suite 260, Santa Ana,
                                        California 92704.

Susan Westerberg Prager                 Director of Pacific Mutual; Dean of
Director                                the UCLA School of Law at the
                                        University of California at Los
                                        Angeles; Director of Lucille Salter
                                        Packard Children's Hospital of
                                        Stanford. Address:  405 Hillgard
                                        Avenue, Room 3374, Los Angeles,
                                        California 90095-1476.

Richard M. Rosenberg                    Director of Pacific Mutual, November
                                        1995 to present; Chairman and Chief
                                        Executive Officer Bank America
                                        Corporation; Bank of America NT & SA;
                                        Director of: Airborne Express
                                        Corporation; Northrop Grumman
                                        Corporation; Potlatch Corporation;
                                        Pacific Telesis Group. Address: 555
                                        California Street, 40th Floor, San
                                        Francisco, California 94107 .

James R. Ukropina                       Director of Pacific Mutual, Partner with
Director                                the law firm of O'Melveny & Meyers;
                                        Director, former Chairman and Chief
                                        Executive Officer of Pacific
                                        Enterprises; Director of Lockheed
                                        Corporation; Trustee of Stanford
                                        University. Address: 400 South Hope
                                        Street, 16th Floor, Los Angeles,
                                        California 90071-2899.

Raymond L. Watson                       Director of Pacific Mutual, Vice
Director                                Chairman and Director of The Irvine
                                        Company; Director of: The Walt Disney
                                        Company;  The Mitchell Energy and
                                        Development Company.  Address:  550
                                        Newport Center Drive, 9th Floor,
                                        Newport Beach, California 92660.

Lynn C. Miller                          Executive Vice President, Individual
Executive Vice President                Insurance, of Pacific Mutual, January
                                        1995 to present; Senior Vice
                                        President, Individual Insurance, of
                                        Pacific Mutual 1989-1995.

David R. Carmichael                     Senior Vice President and General
Senior Vice President and               Counsel of Pacific Mutual, April 1992
General Counsel                         to present; Vice President and
                                        Investment Counsel of Pacific Mutual,
                                        1989 to April 1992; Director of:
                                        Pacific Corinthian Life Insurance
                                        Company; PM Group Life Insurance
                                        Company; Association of California
                                        Life Insurance Companies.

Marilee Roller                          Senior Vice President, Corporate
Senior Vice President                   Finance and Administration, of
                                        Pacific Mutual, January 1995 to
                                        present; President and Chief
                                        Operating Officer of Pacific
                                        Corinthian Life Insurance Company,
                                        1992 to present; Vice President of
                                        Pacific Mutual, 1994 and 1995; Vice
                                        President and Controller of Pacific
                                        Mutual, 1990 to 1992; similar
                                        positions with other subsidiaries of
                                        Pacific Mutual.

Audrey L. Milfs                         Vice President and Corporate
Vice President and Corporate            Secretary of Pacific Mutual; similar
Secretary                               positions with other subsidiaries of
                                        Pacific Mutual.

Edward Byrd                             Vice President and Controller of
Vice President and Controller           Pacific Mutual, June 1992 to present;
                                        Vice President, Corporate Audit and
                                        Financial Planning of Pacific Mutual,
                                        November 1991 to June 1992; Assistant
                                        Vice President, Corporate Audit of
                                        Pacific Mutual, May 1990 to November
                                        1991.

Khanh T. Tran                           Vice President and Treasurer of
Vice President and Treasurer            Pacific Mutual, November 1991 to
                                        present; Assistant Vice President and
                                        Treasurer of Pacific Mutual,
                                        September 1990 to November 1991;
                                        Treasurer to other subsidiaries of
                                        Pacific Mutual.

     No officer or director listed above receives any compensation from the Separate Account. No separately allocable compensation has been paid by us or any of our affiliates to any person listed for services rendered to the Separate Account.

STATE REGULATION

     We are subject to the laws of the state of California governing insurance companies and to regulation by the Commissioner of Insurance of California. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of California and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

TELEPHONE TRANSFER AND LOAN PRIVILEGES

     A Policy Owner may request a transfer of Accumulated Value or a Policy Loan by telephone if a properly completed Authorization for Telephone Requests ("Telephone Authorization") has been filed at our Home Office. All or part of any telephone conversation with respect to transfer or loan instructions may be recorded by us. Telephone instructions received by us by 1:00 P.M. Pacific time, or the close of the New York Stock Exchange, if earlier, on any Valuation Date will be processed as of the end of that Valuation Date in accordance with your instructions, (presuming that the Free-Look Period has expired). We reserve the right to deny any telephone transfer or loan request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Policy Owners might not be able to request transfers and loans by telephone and would have to submit written requests.

     We have established procedures to confirm that instructions communicated by telephone are genuine. Under the procedures, any person requesting a transfer by telephone must provide certain personal identification as requested by us, and we will send a written confirmation of all transfers requested by telephone within 7 days of the transfer. Upon the submission of a Telephone Authorization, you authorize us to accept and act upon telephone instructions for transfers or loans involving your Policy, and agree that neither we, any of our affiliates, Pacific Select Fund, nor any of our or their directors, trustees, officers, employees or agents, will be liable for any loss, damages, cost, or expense (including attorney's fees) arising out of any requests effected in accordance with the Telephone Authorization and believed by us to be genuine, provided that we have complied with its procedures. As a result of this policy on telephonic requests, you will bear the risk of loss arising from the telephone transfer and loan privileges.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which the Separate Account is a party, or which would materially affect the Separate Account.

LEGAL MATTERS

     Legal matters in connection with the issue and sale of the Policies described in this Prospectus and our organization, our authority to issue the Policies under California law, and the validity of the forms of the Policies under California law have been passed on by our General Counsel.

     Legal matters relating to the federal securities and federal income tax laws have been passed upon by Dechert Price & Rhoads.

REGISTRATION STATEMENT

     A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

     The audited financial statements for the Separate Account and for Pacific Mutual included in this prospectus and in the registration statement have been audited by ____________________, independent certified public accountants, as indicated in their report hereon, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

     The audited financial statements for the Separate Account as of December 31, 1995 and for the years ended December 31, 1995 and 1994 are set forth herein, starting on page ____. Pacific Mutual's audited financial statements as of and for the years ended December 31, 1995 and 1994 are set forth herein starting on page ___.

     The financial statements of the Separate Account and of Pacific Mutual have been audited by _____________________. Our financial statements should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Policies.

                                 ILLUSTRATIONS

     The following tables illustrate how the death benefits, Accumulated Values and Net Cash Surrender Values of a hypothetical policy may vary over an extended period of time assuming hypothetical rates of return equivalent to constant gross annual rates of 0%, 6% and 12%.

     The Policies are illustrated based on the Guideline Premium Test and include the following:

Death Benefit Option A, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates:

Death Benefit Option A, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates:

Death Benefit Option B, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates:

Death Benefit Option B, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates:

Death Benefit Option C, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates:

Death Benefit Option C, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates:

Death Benefit Option D, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates:

Death Benefit Option D, Face Amount $1,500,000, Annual Premium $16,410, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates:

     The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual policy years.

     The second column of each table, labeled "Total Premiums Paid Plus Interest at 5%," shows the amount which would accumulate if an amount equal to the annual premium (after taxes) were invested to earn interest at 5% compounded annually. All premium payments are illustrated as if they were made at the beginning of the year. These illustrations assume that no Policy loans have been made.

     The amounts shown for the death benefits, Accumulated Values and Net Cash Surrender Values reflect the fact that the net investment return on the Variable Accounts is lower than the gross investment return on the assets as a result of charges levied against the Variable Accounts. These values also take into account the premium loads, the administrative charges and the mortality and expense risk charges. The daily investment advisory fee is assumed to be equivalent to an annual weighted rate of 0.64% of the aggregate average daily net assets of the Fund. This hypothetical rate is representative of the weighted average investment advisory fee applicable to the twelve Portfolios of the Fund available as options under the Policy. The amounts shown would differ if unisex rates were used or if the Insureds were females and female rates were used. On those illustrations assuming current rates, the amounts would also differ if either Insured were a smoker and smoker rates were used.

     The tables also reflect other expenses of the Fund at the weighted rate of ____% of the average daily net assets of a Portfolio, which amounts to ____% of the average daily net assets of a Portfolio including the investment advisory fees and foreign taxes. For the year ended December 31, 1995, the total expenses of each Portfolio were the following percentages of the average daily net assets of the Portfolios: ____% for the Money Market Portfolio; ____% for the Equity Income; ____% Multi-Strategy Portfolios; ____% for the International Portfolio; ____% for the Managed Bond Portfolio; ____% for the Government Securities; ____% High Yield Bond Portfolios; ____% for the Growth Portfolio; ____% for the Growth LT Portfolio; and ____% for the Equity Index Portfolio. For Aggressive Equity and Emerging Markets Portfolios, which had not commenced operations as of December 31, 1995, it is estimated that operating expenses, including advisory fees and foreign taxes, after the expense limitation described below, will be ____% and ____% of average daily net assets, respectively. We have agreed, until at least December 31, 1997, to waive our fees or otherwise reimburse each Portfolio for its operating expenses to the extent that such expenses, exclusive of advisory fees, additional custodial charges associated with holding foreign securities, foreign taxes on dividends, interest and gains, and extraordinary expenses, exceed 0.25% of any Portfolio's average daily net assets. We began this expense reimbursement policy in April 1989. Such expenses of the Portfolios for the year ending December 31, 1995 did not exceed the 0.25% expense caps. In the absence of this policy, it is estimated that the Emerging Markets Portfolios' total expenses, including advisory fees and foreign taxes for the Fund's current year ending December 31, 1996 will be ____%. There can be no assurance that the expense reimbursement arrangement will continue after December 31, 1997, and any unreimbursed expenses would be reflected in the Policy Owner's Accumulated Value and in some instances, the death benefit.

     After deduction of the charges and Fund expenses described above, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of return of -0.90%, 5.05%, and 10.99%. The hypothetical values shown in the tables do not reflect any charges against the Variable Accounts for income taxes that may be attributable to the Variable Accounts in the future, since we are not currently making these charges.

     We will furnish upon request a comparable illustration reflecting the proposed Insureds' Ages, underwriting classes, Face Amount, death benefit and premium amounts requested. In addition, upon request, illustrations will be furnished reflecting allocation of premiums to specified Variable Accounts.
Such illustrations will reflect the expenses of the Portfolio of the Fund in which the Variable Account invests. Illustrations that use a hypothetical gross rate of return in excess of 12% are available to certain large institutional investors upon request.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                   BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: A                                  FACE AMOUNT: $1,500,000
MALE  NONSMOKER  ISSUE AGE 55                      FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: A                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                   BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: B                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: B                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                   BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: C                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: C                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                   BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: D                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: D                                  FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                        FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                   ANNUAL PREMIUM: $16,410

                    TOTAL
                  PREMIUMS             END OF YEAR DEATH BENEFIT ASSUMING
      END OF      PAID PLUS      HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF
      POLICY     INTEREST AT     ----------------------------------------------
       YEAR          5%               0%                6%               12%
      ------     -----------     ----------        -----------       ----------




                      END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
     END OF             INVESTMENT RETURN OF                     INVESTMENT RETURN OF
     POLICY        ----------------------------------    ------------------------------------
      YEAR              0%          6%         12%           0%          6%          12%
     ------        ---------   ---------    ---------    ---------    ---------     ---------



----------------------
All premium payments are illustrated as if made at the beginning of the policy year.
This illustration assumes no policy loans have been made.
*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNT OR FREQUENCIES. THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS.
NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX A

                   Description of Joint Equal Age Calculation


1. A Joint Equal Age (JEA) conversion changes many possible combinations of Ages, risk classes, substandard ratings and sexes for two lives into a "two life status" in which both Insureds are assumed to have the same Age, sex (both always male), and risk class (both nonsmoker, or smoker).

2.  Certain Policy charges are based on the JEA determined at issue.
    JEA eliminates many of the tables needed when Age rates are used.
    JEA will be used to determine the rates per $1000 of initial Face Amount for the Sales Surrender Target, underwriting surrender charge and the Face Amount component of the mortality and expense risk charge. JEA determined at issue is also used to determine the death benefit under Death Benefit
    Option D. Age is used for cost of insurance rates, both current and guaranteed.

3. To calculate JEA, the two Ages are each converted to an adjusted Age, the difference in adjusted Ages is converted to an Age add-on, and the Age add-on is added to the younger adjusted Age. The steps are as follows:

        a.  Smoker Age Adjustment:

            If both Insureds are smoker or both Insureds are nonsmoker, no smoker adjustment is made. If exactly one Insured is a smoker, the Age of the smoker is adjusted as follows:

                Number of Smokers    Smoker Age Add-on
                -------------------  -----------------
                0                           0
                1 female                    +4
                1 male                      +6
                1 unisex                    +5
                2                           0

        b.  Sex Age Adjustment:

            Each female Insured has a 5 year Age reduction. Each male
            Insured has a 0 year Age reduction. Each unisex Insured has a 1 year Age reduction.

        c.  Table rating Age adjustment:

            The substandard Table ratings represent a multiple of standard mortality rates. An Age adjustment will be added to each Insured with a substandard Table rating as follows:

                                 Table Rating Age Adjustment

            Table Rating    0  A  B  C  D  E  F  H  J  L  N  P
            --------------------------------------------------
            Age Adjustment  0  2  4  6  8 10 12 14 15 16 18 19

            The adjusted Age for substandard is capped at Age 100.

            For uninsurable Insureds, the adjusted Age will always be 100, independently of the Age and sex of the uninsurable Insureds. (We reserve the right to reject an application for a policy.)

        d. After the Ages are adjusted for sex, smoker, and table ratings, the younger adjusted Age is subtracted from the older adjusted Age. The difference is used to determine an adjusted Age add-on.

                 Difference in   Add to younger  Difference in  Add to younger
                 adjusted Age     adjusted Age   adjusted Age    adjusted Age

                       0                0            40-44            12
                      1-2               1            45-47            13
                      3-4               2            48-50            14
                      5-6               3            51-53            15
                      7-9               4            54-56            16
                     10-12              5            57-60            17
                     13-15              6            61-64            18
                     16-18              7            65-69            19
                     19-23              8            70-75            20
                     24-28              9            76-82            21
                     29-34             10            83-91            22
                     35-39             11            92-100           23

        e. Add the Age add-on factor from step d to the younger adjusted Age. This is the Joint Equal Age, or JEA.

EXAMPLE: Assuming a male smoker, Age 65, and a female nonsmoker, Age 55, Table D substandard rating, JEA is calculated as follows:

                                               Male       Female
                                               ----       ------
         Age                                    65          55
         Step a - Smoker Age Adjustment         71          55
         Step b - Sex Age Adjustment            71          50
         Step c - Table Rating Age Adjustment   71          58
         Step d - Subtract Younger from Older                     71-58=13
         Step e - Add Adjusted Age Add-On                         58+6=64 JEA

                                   APPENDIX B
                     RATES PER $1000 OF INITIAL FACE AMOUNT

                                     FACE                                          FACE
                                    AMOUNT                                        AMOUNT
                                   COMPONENT                                    COMPONENT
 JOINT      SALES    UNDERWRITING   OF M&E    JOINT    SALES     UNDERWRITING    OF M&E
 EQUAL    SURRENDER   SURRENDER      RISK     EQUAL  SURRENDER    SURRENDER       RISK
  AGE      TARGET       CHARGE      CHARGE     AGE    TARGET       CHARGE        CHARGE
 -----    ---------  ------------  ---------  -----  ---------   ------------   ---------
  15        2.28         2.0        0.051      58      16.74         7.0          0.208
  16        2.35         2.1        0.052      59      18.04         7.3          0.230
  17        2.43         2.1        0.053      60      19.35         7.6          0.253
  18        2.50         2.2        0.054      61      20.64         7.9          0.275
  19        2.57         2.3        0.055      62      21.89         8.2          0.298
  20        2.65         2.3        0.056      63      23.08         8.5          0.320
  21        2.73         2.4        0.056      64      24.20         8.9          0.341
  22        2.81         2.4        0.057      65      25.26         9.3          0.362
  23        2.89         2.5        0.058      66      26.25         9.7          0.382
  24        2.98         2.6        0.059      67      27.20        10.1          0.401
  25        3.07         2.7        0.060      68      28.12        10.5          0.420
  26        3.16         2.8        0.061      69      29.00        10.9          0.439
  27        3.25         2.9        0.062      70      29.87        11.3          0.457
  28        3.35         3.0        0.063      71      30.73        11.7          0.475
  29        3.45         3.1        0.064      72      31.59        12.1          0.492
  30        3.55         3.2        0.065      73      32.46        12.5          0.510
  31        3.66         3.3        0.066      74      33.35        12.9          0.528
  32        3.77         3.4        0.067      75      34.26        13.3          0.547
  33        3.88         3.5        0.068      76      35.19        13.7          0.566
  34        4.04         3.6        0.069      77      36.14        14.1          0.585
  35        4.21         3.7        0.070      78      37.09        14.5          0.605
  36        4.38         3.8        0.072      79      38.06        14.9          0.626
  37        4.56         3.9        0.073      80      39.04        15.3          0.647
  38        4.75         4.0        0.074      81      40.02        15.7          0.668
  39        4.95         4.1        0.075      82      41.01        16.1          0.689
  40        5.15         4.2        0.076      83      42.00        16.5          0.711
  41        5.37         4.3        0.078      84      43.00        16.9          0.733
  42        5.59         4.4        0.079      85      44.00        17.3          0.756
  43        5.82         4.5        0.080      86      45.00        17.7          0.778
  44        6.20         4.6        0.082      87      46.00        18.1          0.801
  45        6.60         4.7        0.085      88      47.00        18.5          0.824
  46        7.03         4.8        0.087      89      48.00        18.9          0.848
  47        7.49         4.9        0.090      90      49.00        19.3          0.871
  48        7.98         5.0        0.093      91      50.00        19.7          0.895
  49        8.50         5.1        0.097      92      51.00        20.1          0.919
  50        9.05         5.2        0.102      93      52.00        20.5          0.944
  51        9.64         5.3        0.107      94      53.00        20.9          0.968
  52       10.27         5.4        0.113      95      54.00        21.3          0.993
  53       10.94         5.5        0.120      96      55.00        21.7          1.018
  54       11.94         5.8        0.134      97      56.00        22.1          1.044
  55       13.03         6.1        0.150      98      57.00        22.5          1.069
  56       14.21         6.4        0.168      99      58.00        22.9          1.095
  57       15.45         6.7        0.188     100      59.00        23.3          1.121

                                  APPENDIX C

                           DEATH BENEFIT PERCENTAGES

  AGE     PERCENTAGE  AGE    PERCENTAGE   AGE  PERCENTAGE        AGE       PERCENTAGE
-------   ----------  ---    ----------  ---  -----------  -------------   ----------
 0-40        250%      50       185%      60      130%                   70       115%
  41         243       51       178       61      128                    71       113
  42         236       52       171       62      126                    72       111
  43         229       53       164       63      124                    73       109
  44         222       54       157       64      122                    74       107
  45         215       55       150       65      120                  75-90      105
  46         209       56       146       66      119                    91       104
  47         203       57       142       67      118                    92       103
  48         197       58       138       68      117                    93       102
  49         191       59       134       69      116       greater than 93       101

                                   APPENDIX D

                           Death Benefit Factor Table

Rate per $1.00 of Face Amount

 Joint
 Equal
  Age                                                Policy Years*

              5      10     15     20     25     30     35     40     45     50     55     60     65     70    75+
  15       1.000   1.000  1.000  1.001  1.002  1.005  1.010  1.022  1.048  1.102  1.210  1.415  1.702  1.957  2.000
  20       1.000   1.000  1.001  1.002  1.004  1.009  1.021  1.046  1.100  1.207  1.411  1.700  1.957  2.000  2.000
  25       1.000   1.000  1.001  1.003  1.008  1.019  1.044  1.097  1.204  1.408  1.697  1.956  2.000  2.000  2.000
  30       1.000   1.001  1.003  1.007  1.018  1.042  1.094  1.200  1.404  1.694  1.955  2.000  2.000  2.000  2.000
  35       1.000   1.002  1.006  1.016  1.039  1.091  1.197  1.400  1.692  1.954  2.000  2.000  2.000  2.000  2.000
  40       1.001   1.005  1.014  1.036  1.087  1.192  1.395  1.688  1.953  2.000  2.000  2.000  2.000  2.000  2.000
  45       1.002   1.011  1.032  1.081  1.185  1.388  1.682  1.952  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  50       1.006   1.025  1.072  1.174  1.376  1.674  1.949  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  55       1.015   1.058  1.157  1.358  1.660  1.945  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  60       1.035   1.128  1.327  1.636  1.936  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  65       1.079   1.274  1.595  1.920  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  70       1.175   1.519  1.891  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  75       1.357   1.822  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  80       1.620   2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  85       1.894   2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  90       1.969   2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  95       2.000   2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000
  99       2.000   2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000  2.000

* Factors are portrayed for both Joint Equal Ages and Policy Anniversaries, at five year intervals. See your Policy for one year increments in Death Benefit factors.
                                     - 76 -

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet.
     The cross-reference sheet.
     The Prospectus consisting of 79 pages (including illustrations).
     The undertaking to file reports.
     Notice pursuant to Paragraph (b)(13)(i) under Rule 6e-3(T).
     Representation pursuant to Paragraph (b)(13)(iii)(F) under Rule 6e-3(T). The signatures.

The following exhibits:

  1.  (1)   Resolution of the Board of Directors of the Depositor dated November
            22, 1989 and copies of the Memoranda concerning Pacific Select Exec
            Separate Account dated May 12, 1988 and January 26, 1993.
      (2)   Inapplicable
      (3)   (a)  Distribution Agreement Between Pacific Mutual Life Insurance
                 Company and Pacific Equities Network
            (b)  Form of Selling Agreement Between Pacific Equities Network and
                 Various Broker-Dealers
      (4)   Inapplicable
      (5)   (a)  Last Survivor Flexible Premium Variable Life Insurance
                 Policy (Draft)
            (b)  Accelerated Living Benefit Rider
            (c)  Policy Split Option Rider
            (d)  Last Survivor Added Protection Benefit (Draft)
            (e)  Individual Annual Renewable Term Rider (Draft)
            (f)  Enhanced Policy Split Option Rider (Draft)
      (6)   (a)  Articles of Incorporation of Pacific Mutual Life Insurance
                 Company
            (b)  Bylaws of Pacific Mutual Life Insurance Company
      (7)   Inapplicable
      (8)   Inapplicable
      (9)   Participation Agreement between Pacific Mutual Life Insurance
            Company and Pacific Select Fund
      (10)  Applications and General Questionnaire

  2.  See Exhibit 1.(5)

  3. Form of Opinion and consent of legal officer of Pacific Mutual as to legality of Policies being registered

  4.  Inapplicable

  5.  Inapplicable

  6.  (a)   Consent of Independent Accountants*
      (b)   Consent of Dechert Price & Rhoads*

  7.  Opinion of Actuary*

  8.  Memorandum Describing Issuance, Transfer, and Redemption Procedures

  9.  Powers of Attorney



_______________________
*  To be filed by pre-effective amendment.

UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

NOTICE PURSUANT TO PARAGRAPH (b)(13)(i) UNDER RULE 6e-3(T)

     Registrant hereby notifies the Securities and Exchange Commission that it elects to be governed by subparagraph (A) of Rule 6e-3(T)(b)(13)(i) for purposes of determining the maximum permitted sales load.

REPRESENTATIONS, DESCRIPTION AND UNDERTAKINGS PURSUANT TO PARAGRAPH
(b)(13)(iii)(F) OF RULE 6e-3(T) UNDER THE INVESTMENT COMPANY ACT OF 1940

     Registrant makes the following representations:

          (1) Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

          (2) The level of the mortality and expense risk charge is reasonable in relation to the risks assumed under the flexible premium variable life insurance policies described in the prospectus contained in this Registration Statement ("Policies").

          (3) Pacific Mutual has concluded that there is reasonable likelihood that the distribution financing arrangement of the Pacific Select Exec Separate Account relating to the Policies will benefit the Separate Account and the Policy Owners.

          (4) The Separate Account will invest only in management companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

     The methodology used to support the representation made in paragraph (2) above involved an analysis of the potential costs associated with the mortality and expenses risks assumed by Pacific Mutual under the Policies in relation to the potential proceeds from the mortality and expense risk charge under assumptions under which adverse mortality and expense experience are realized.

     Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above and a memorandum setting forth the basis for the representation in paragraph (3) above.

SIGNATURES

     Pursuant to the requirements of the Securities act of 1933, Pacific Mutual Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 13th day of March, 1996.

                                       PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                       (Depositor)


                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer



*BY:  /s/DAVID R. CARMICHAEL
      David R. Carmichael
      as attorney-in-fact


(Power of attorney is contained as Exhibit 10 in this Registration Statement.)

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Pacific Select Exec Separate Account of Pacific Mutual Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 13th day of March, 1996.

                                       PACIFIC SELECT EXEC SEPARATE ACCOUNT
                                       (Registrant)

                                  BY:  PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                       (Depositor)

                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer


*BY:  /s/DAVID R. CARMICHAEL
      David R. Carmichael
      as attorney-in-fact



(Power of Attorney is contained in Exhibit 10 of this Registration Statement.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                              Title              Date

Thomas C. Sutton*             Director, Chairman          ____________, 1996
                              of the Board and
                              Chief Executive Officer

Glenn S. Schaefer*            President                   ____________, 1996

Edward Byrd*                  Vice President and
                              Controller                  ____________, 1996

Harry G. Bubb*                Director and                ____________, 1996
                              Director Emeritus

Richard M. Ferry*             Director                    ____________, 1996

Donald E. Guinn*              Director                    ____________, 1996

Ignacio E. Lozano, Jr.*       Director                    ____________, 1996

Charles A. Lynch*             Director                    ____________, 1996

Dr. Allen W. Mathies, Jr.*    Director                    ____________, 1996

Charles D. Miller*            Director                    ____________, 1996

Donn B. Miller*               Director                    ____________, 1996

Jacqueline C. Morby           Director                    ____________, 1996

J. Fernando Niebla*           Director                    ____________, 1996

Susan Westerberg Prager*      Director                    ____________, 1996

Richard M. Rosenberg          Director                    ____________, 1996

James R. Ukropina*            Director                    ____________, 1996

Raymond L. Watson*            Director                    ____________, 1996

*BY: /s/DAVID R. CARMICHAEL                                  ____________, 1996
David R. Carmichael
as attorney-in-fact



(Powers of Attorney are contained as Exhibit 10 in this Registration Statement.)